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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 20 2002 WASH, D.C. 165 SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

PROCESSED
MAY 2 2 2002
P
THOMSON FINANCIAL

Autogen Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Australia

(Jurisdiction of Subject Company's Incorporation or Organization)

Peter Lee, Company Secretary, Autogen Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Brian Brodrick, Esq.
Phillips Nizer LLP Tel: 212-841-0700
666 Fifth Avenue, New York, New York 10103

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 17, 2002*

(Date Tender Offer/Rights Offering Commenced)

*Date of first publication. Subject to 7 day exposure period pursuant to Australian Corporations Act of 2001.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2 (d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. You must furnish five copies of this Form and any amendment to the Form (see Part I,

Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

B. The persons specified in Part IV may manually sign the original and at least one copy of this Form and any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. ***Special Instructions for Complying with Form CB***

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a)

You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. ***Informational Legends***

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

(3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

PART III – CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized

PetLee

(Signature)

PETER LEE SECRETARY

(Name and Title)

May 17, 2002

(Date)

http://www.sec.gov/divisions/corpfin/forms/cb.htm
Last update: 03/25/2002

Autogen Limited

ABN 79 000 248 304

PROSPECTUS FOR

a renounceable Rights Issue of up to 12,672,391 Shares at an issue price of 65 cents per Share to raise up to $8,237,054.

IMPORTANT NOTICE

The Shares offered by this Prospectus are of a highly speculative nature.
This Prospectus is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Shares offered by this Prospectus. If you have any questions or are in doubt as to the course you should follow, you should consult your stockbroker or other professional investment adviser before accepting the Offer.

PERSONS TO WHOM OFFER IS AVAILABLE

This Prospectus may be accessed in electronic form (including on the internet). In that case, the offer is only available to persons receiving an electronic version of this Prospectus within Australia. Further, this Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

AUTOGEN LIMITED

ABN 79 000 248 304

PROSPECTUS

for

a renounceable Rights Issue of up to 12,672,391 Shares at an issue price of 65 cents per Share to raise up to $8,237,054.

IMPORTANT NOTICE

The Shares offered by this Prospectus are of a highly speculative nature.

This Prospectus is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Shares offered by this Prospectus. If you have any questions or are in doubt as to the course you should follow, you should consult your stockbroker or other professional investment adviser before accepting the Offer.

PERSONS TO WHOM OFFER IS AVAILABLE

This Prospectus may be accessed in electronic form (including on the internet). In that case, the offer is only available to persons receiving an electronic version of this Prospectus within Australia. Further, this Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Signed pursuant to Section 351 of the
Corporations Act for and on behalf
of Autogen Limited by

....

Peter James Lee

Secretary

AUTOGEN LIMITED

ABN 79 000 248 304

PROSPECTUS

IMPORTANT DATES FOR RENOUNCEABLE RIGHTS ISSUE OF SHARES

(Please note these dates are indicative only and are subject to change)

Rights trading commences	22 May 2002
Record date for determining entitlement to Shares	28 May 2002
Last day for dispatch of Prospectus and serially numbered entitlement and acceptance forms	31 May 2002
Rights trading ends	17 June 2002
Acceptances and renunciations close (7pm Melbourne Time)	24 June 2002
Date when holdings are updated on register. Deferred settlement trading ends	15 July 2002
Last date for placement of shortfall	24 September 2002

CORPORATE DIRECTORY

Directors
Mr Joseph Gutnick
Mr Jean-Noel Treilles
Dr David Tyrwhitt

Secretary
Mr Peter Lee

Banker
The Bank Of Melbourne
360 Collins Street
Melbourne, Victoria 3205
Australia

Registered Office
210 Kings Way
South Melbourne Victoria 3205
Telephone:(03) 9234 1188
Facsimile:(03) 9234 1198

Share Registry
Computershare Investor Services Pty Ltd
Level 12
565 Bourke Street
Melbourne Victoria 3000
Tollfree: 1300 850 505
Telephone: (03) 9615 5970
Facsimile: (03) 9611 5710

Auditor
PKF
Level 11, CGU Tower
485 LaTrobe Street
Melbourne Victoria 3000

Solicitor
Schetzer Brott & Appel
52 Market Street
Melbourne Victoria 3000

Expert
Foursight Associates Pty Ltd
Level 2, Richard Allen Building
164 Flinders Lane
Melbourne Victoria 3000

Patent Attorney
Davies Collison Cave
1 Little Collins Street
Melbourne Victoria 3000

IMPORTANT NOTICE

For a renounceable Rights Issue of up to 12,672,391 Shares on the basis of one Share for every three Shares at an issue price of 65 cents per Share to raise up to $8,237,054.

AUTOGEN LIMITED

This Prospectus is dated 17 May 2002.

This Prospectus was lodged with the Australian Securities and Investments Commission on 17 May 2002. The Australian Securities and Investments Commission takes no responsibility as to the contents of this Prospectus. This Prospectus expires on the date being 13 months from the date of the Prospectus.

SHARES ISSUED PURSUANT TO THIS PROSPECTUS SHOULD BE CONSIDERED SPECULATIVE AND ANY INVESTMENT SHOULD BE CONSIDERED ONLY AFTER READING THE RISK FACTORS AND THIS PROSPECTUS IN ITS ENTIRETY.

HOW TO USE THIS PROSPECTUS

This document contains information about the issue by Autogen Limited of Shares to Shareholders. If you decide to apply for Shares this Prospectus tells you how to do so.

The Company may, at its discretion, accept or reject in whole or in part any application for Shares.

If, after reading this Prospectus, you have any questions, you should contact your stockbroker or other professional investment adviser before accepting the Offer.

NO OFFER IN CERTAIN COUNTRIES

The Shares offered by this Prospectus are not offered and may not be issued in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. The Shares have not been, and will not be, registered or subject to applicable exemptions under the laws of any other country and will not be offered or issued to persons in any country other than Australia, New Zealand and the United States of America. Accordingly, neither this Prospectus nor the Entitlement and Acceptance Form will be sent into or distributed in any country other than Australia, New Zealand or the United States of America. Any offer or issue of the Shares within any country other than Australia, New Zealand and the United States of America by any dealer (whether or not participating in the offering) may violate laws of the relevant country.

USA SHAREHOLDERS

This rights offering is made for the securities of an Australian company, being a foreign company to the USA. The offer is subject to the disclosure requirements of Australian corporate law that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under USA federal securities laws, since the issuer is located in Australia being a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or Directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

DEFINITIONS

In this Prospectus the first letter of any word or each word in any phrase may consistently appear in a capitalized form, that may indicate that such word or phrase may be defined in the Section entitled "Definitions". Users of this Prospectus should cross refer to Parts

5 and 6 to establish whether or not it is a defined word or phrase.

EXPOSURE PERIOD

The Prospectus may also be viewed online at www.autogenlimited.com.au during the Exposure Period. A read-only version of this Prospectus is available at this site and there is no facility for online applications.

A paper copy of this Prospectus will be made available upon request during the Exposure Period. Paper copies of this Prospectus made available during this period will not contain an Application Form.

In accordance with Chapter 6D of the Corporations Act, this Prospectus is subject to an exposure period of 7 days from the date of lodgment with ASIC. The period may be extended by ASIC by a further period of up to 7 days.

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. The examination may result in the identification of deficiencies in this Prospectus. If deficiencies are detected, any application that has been received may need to be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the Exposure Period will not be processed until after the Exposure Period.

CONTENTS

This Prospectus is divided into six parts:

All financial information in this Prospectus is expressed in Australian dollars ($) except where otherwise stated.



CHAIRMAN & MANAGING DIRECTOR'S LETTER

17 May 2002

Dear Shareholder

The Company recently announced a Shares issue to shareholders on the basis of one share for every three shares which is held on 28 May 2002. This Prospectus sets out the details of the offer and the proposed use of the funds raised by the offer.

Autogen is an Australian biotechnology company specializing in the use of gene discovery approaches to identify novel therapeutic targets for the treatment of prevalent human diseases. Using its unique resources and state-of-the-art technologies Autogen's research programs are aimed at identifying new disease-related genes and their proteins and validating their role in diseased states. Autogen's major research program in diabetes and obesity gene discovery has been highly successful both scientifically and commercially and the company is continuing to grow and diversify its research portfolio. The Company's vision is to translate its validated gene discoveries into new drug therapies or disease diagnostics through partnering with pharmaceutical companies. Autogen also generates revenue through partnerships with pharmaceutical, biotechnology and genomics companies wishing to access its technologies and resources.

Autogen's diabetes and obesity gene discovery program continues to be successful with patent applications filed for over 40 novel genes. This program is supported through a commercial alliance with the French pharmaceutical company Merck, a subsidiary of Merck KgaA. This alliance, which extends to 2006, includes an equity investment in Autogen, research funding and milestone payments for any targets reaching clinical trials and royalties and profit sharing for any drugs developed from the program. In addition, Autogen's eXpress Technology Platform, which supports all of its research programs, has been the basis of a new strategic alliance with a well-known US genomics company, Sequenom. Sequenom is to use Autogen's eXpress Technology Platform to functionally validate a selection of its own candidate disease gene targets. This demonstrates the competitiveness of our own gene discovery programs that utilize our technology platform. The agreement also strengthens our partnerships with USA biotechnology companies and helps raise our international profile as a leading gene and protein discovery company. Autogen now has links in the USA with Sequenom Inc and with the Southwest Foundation for Biomedical Research via the Autogen Centre for Statistical Genomics in San Antonio, Texas. Further details of Autogen's research programs and alliances are contained in the Prospectus.

The funds raised from the issue of shares will be used to:

- expand Autogen's research programs and intellectual property portfolio.
- promote the competitiveness of Autogen's projects by providing funding and resources to enable the Company to deliver products for commercialisation as quickly as possible.
- provide the working capital necessary for all aspects of the business including resources for the protection of patents and intellectual property and identifying and establishing new project opportunities and alliances.

This issue of Shares is a renounceable Rights Issue. Please consult your stockbroker or other professional adviser if you have any queries about this.

If you wish to take up the Shares, you will need to follow the instructions on the Entitlement and Acceptance Form accompanying this Prospectus and pay 65 cents for each Share as the issue price.

I commend this offer to you.

Yours faithfully

J. I. Gutnick

J I GUTNICK
Chairman & Managing Director

DIRECTORS, MANAGEMENT, SENIOR SCIENTISTS & SCIENTIFIC ADVISORY BOARD

DIRECTORS

Mr. Joseph Isaac Gutnick, FAusIMM, FAIM, MAICD, Chairman and Managing Director.
Mr Gutnick has been a Director since 1984 and is currently the Chairman and Managing Director of five public listed companies in Australia. He is also president of Bay Resources Limited, a USA corporation listed on the OTC market and the Executive Chairman of Tahera Corporation, a Canadian company listed on the Toronto Stock Exchange. He is a well known businessman with interests in Australia and overseas and was directly responsible for introducing biotechnological research to our Company. Mr Gutnick has been responsible for overseeing the discovery, development and operation of major gold mines in Australia. Mr Gutnick is a Director of the World Gold Council and was awarded the Diggers award at the 1997 Diggers and Dealers Industry Awards.

Mr Jean-Noël Treilles, Non-Executive Director.
Mr. Treilles is the Chairman and Chief Executive Officer of Holding Merck-Lipha France, a position he assumed to in January 1998. Prior to that appointment, he was Chairman and Chief Executive Officer of Group Lipha. Mr. Treilles has held a number of executive positions with Group Lipha after joining the organisation as a research engineer in 1968. In addition to his responsibilities within Merck-Lipha France, he is a member of the Pharma Management Board and of the Ethicals Executive Committee for Merck KgaA. In addition to his corporate responsibilities, Mr. Treilles is the Vice Chairman of the Association "France Amériques Rhône-Alpes"; a member of the "Conseil scientifique stratégique de l'Institut Fédératif de Recherche Cardiovasculaire"; a member of the Board of the Ecole Normale Supérieure de Lyon and of the Ecole de Management de Lyon; President of the Foundation Rhône-Alpes Futur and a member of "Laboratories Internationaux de Recherche". Mr. Treilles was awarded the Chevalier de l'Ordre National du Mérite in November 1995 and Chevalier de la Légion d'Honneur in January 2002.

Dr David Stuart Tyrwhitt, PhD (Geology), BSc (Hons) Geology, FSEG(USA), FAusIMM, FIMM (London), Non-Executive Director.
Dr Tyrwhitt has been a Non-Executive Director of Our Company since 1996 and has more than 40 years experience in the mining industry. He is currently a Director of Astro Mining N.L., Johnson's Well Mining N.L., Gutnick Resources N.L., Quantum Resources Limited and Bay Resources Limited, which are listed public companies in Australia and USA. He worked for over 20 years with Newmont Mining Corporation in Australia, South East Asia and the USA. During this period, he was responsible for the discovery of the Telfer Gold Mine in Western Australia. He was Chief Executive of Newmont Australia Limited between 1984 and 1988 and Chief Executive Officer of Ashton Mining Limited between 1988 and 1991. He established his own consultancy in 1991 and worked with Normandy Mining Limited on a number of mining projects in South East Asia.

DIRECTORS, MANAGEMENT, SENIOR SCIENTISTS & SCIENTIFIC ADVISORY BOARD

MANAGEMENT

Professor Gregory Royce Collier, BSc(Hons), PhD, is Autogen's Chief Operating Officer. Professor Collier joined Autogen's management team in 2000. Professor Collier monitors all research programs and gives particular attention to policy development and the future development of strategic opportunities and new project identification. Professor Collier is one of Australia's leading authorities in the field of biotechnology. He has worked at major national and international research institutions and currently holds a personal chair at the School of Health Sciences at Deakin University. Professor Collier has published over 200 peer-reviewed articles in international journals and conference proceedings.

Mr Peter Lee, General Manager Corporate and Company Secretary

Mr Lee has over 20 years of experience in the accounting, company secretarial and commercial fields both in Australia and overseas. He joined AXIS Consultants in 1987. Mr Lee has been involved in the development and introduction of a range of corporate issues including registration of several companies in the United States, chairing due diligence committees, preparation of prospectuses, takeovers, project management, preparation of annual reports, and organisation and control of annual general meetings. Prior to joining AXIS Consultants, he spent six years with Price Waterhouse in Melbourne and Papua New Guinea. Mr Lee is a Chartered Accountant, a Fellow of the Chartered Institute of Company Secretaries in Australia Limited and a Member of the Institute of Company Directors in Australia.

SENIOR SCIENTISTS

Autogen's senior scientists are employed by either Deakin University, IDI or AXIS Consultants under one year employment contracts and their services are provided to the research programs funded by Autogen.

Ken Russell Walder, BSc(Hons), PhD, joined Autogen's laboratory at Deakin University in May 1999 to manage Autogen's gene discovery group. After obtaining his PhD at Deakin University in 1997, he held a post-doctoral position at the National Institutes of Health at Phoenix, Arizona in the USA where he joined the search for genes related to diabetes in Pima Indians, who have a high incidence of diabetes and obesity.

Jeremy Bryan Mark Jowett, Bsc(Hons), DPhil, is the Director of Genetics Research at IDI. Autogen has an agreement with IDI to study newly discovered genes in human populations who differ in racial background and susceptibility to disease. Dr Jowett completed a PhD at Oxford before spending five years at the University of California, Los Angeles studying the molecular biology of HIV.

Lakshmi Kantham, BSc, MSc, PhD, joined Deakin University in November 1999 with responsibility for the functional studies on new genes identified in the gene discovery program. She has a depth of expertise in areas of research with direct application to Autogen's research programs. Dr Kantham has worked at Harvard University in the USA and in Germany and New Zealand.

David Harry Segal, BSc(Hons), PhD, has been responsible for the use of the miccroarray technology acquired by Autogen and its application to gene discovery since December 2000. In 1996, he completed his PhD at the John Curtin School of Medical Research at the Australian National University, then spent five years at the NIH National Institute of Allergy and Infectious Diseases at Bethesda, Maryland in the USA.

Andrea de Silva BSc, MHN, PhD, has been primarily responsible for Autogen's bioinformatics laboratory for the past 18 months. She is currently the head of Autogen's bioinformatics laboratory. Dr de Silva obtained her PhD from Deakin University. She has a strong background in both nutrition and the genetics of diabetes and obesity.

Janette Tenne-Brown, BSc(Hons), PhD, moved to the University of Melbourne after completing her BSc at Deakin University. During her PhD in the area of development neuroscience, she gained the experience and skills needed to run the Immunohistochemical Laboratory where she applies the techniques needed to localise new genes and proteins in tissue sections. Dr Tenne-Brown took up her position at Deakin University in early 2000.

Yuan Gao, BSc, MSc, PhD, has participated in the functional genomics component of the gene discovery program funded by Autogen since May 2001. He returned to Deakin University from a post-doctoral position studying aspects of diabetes at the John Hopkins University School of Medicine in Baltimore, Maryland in the USA. Dr Gao attained his MSc at the University of Adelaide and his PhD at the Northern Territory University in Darwin.

DIRECTORS, MANAGEMENT, SENIOR SCIENTISTS & SCIENTIFIC ADVISORY BOARD

Kelly Fiona Windmill, BSc(Hons), PhD, completed her PhD at Deakin University before moving to the University of Queensland to carry out research involving characterisation of novel drug metabolising enzymes. She returned to Deakin University in 1998 and has had a key role in supervising a wide range of molecular techniques crucial to the overall process of gene discovery.

Fabien Simon Dalais, BSc(Hons), PhD, completed his PhD at Monash University and was a senior research officer in the Food and Agricultural Organisation Centre of Excellence, Monash University, prior to joining us in October 2001. He is the project manager responsible for setting up Autogen's research centre in Mauritius with the main objective of expanding Autogen's repository of human DNA and tissue samples through collection of the same from the self-contained and multi-ethnic populations in Mauritius.

Janine Susan McMillan, BSc(Hons), PhD, obtained her PhD from the University of Melbourne and is currently working as a postdoctoral fellow in Autogen's metabolic research unit at Deakin University. She has substantial experience in molecular biology and plays a key role in Autogen's gene discovery programs particularly in bioinformatics.

Judith Jessie Bond, BSc(Hons), PhD, obtained her PhD from the University of Sydney and has experience in biochemistry, particularly in the area of protein phosphorylation. She is currently working as a postdoctoral research fellow in Autogen's metabolic research unit at Deakin University where she has a key role in the functional validation studies for Autogen's gene discoveries.

Joanne Curran, BSc, BHSc(Hons), PhD, recently completed her PhD on breast cancer molecular genetics at the Genomics Research Center at Griffith University. She took up her position at the IDI Genetics Research Laboratory in January 2002 where she is primarily responsible for operation of the mass spectrometry system recently acquired by Autogen for high throughput typing of Single Nucleotide Polymorphism genetic variants (SNP's).

Kate Elliott, BSc(Hons), PhD, completed her PhD on Drosophila molecular genetics at Imperial College, London before moving to the Murdoch Institute, Melbourne in 1996. There she gained extensive experience in mammalian genetic methodologies, the analysis of complex traits and bioinformatics. She took up position as bioinformatician at the IDI Genetics Research Laboratory in November 2001.

SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board was established by Autogen to assist with the Directors' goal of establishing a portfolio of research programs covering diabetes, obesity and other major diseases with the aim of commercialization. The Scientific Advisory Board is responsible for identifying new research opportunities and monitoring existing projects. It meets no less than every four months and reviews the status of each project being undertaken. It also discusses, reviews and, when appropriate, recommends new projects to the Directors.

DIRECTORS, MANAGEMENT, SENIOR SCIENTISTS & SCIENTIFIC ADVISORY BOARD

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of Autogen's Scientific Advisory Board. Professor Zimmet is amongst the world's leading scientists in the fields of diabetes and obesity. He is Professor/Director of IDI, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the USA. He is actively involved with the World Health Organization's diabetes and obesity study groups and is a member of the Australian Federal Government National Advisory Group on Diabetes and Victorian Government Advisory Committee for Diabetes. In 2002, Professor Zimmet has been awarded the *Harold Rifkin Award for Distinguished International Service in the Cause of Diabetes* by the American Diabetes Association.

Dr John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, USA. He is the first researcher from the Southwest Foundation to be selected for a "Method to Extend Research in Time" (MERIT) award from the National Institutes of Health, USA. He is a leading international statistical genetist. Dr John Blangero has also been appointed as a consultant to Autogen where he will lead the Human Population Genetics Program. He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr Blangero leads a number of government-funded research projects in the USA related to the genetics of common complex diseases.

Professor Ian Gust, A.O., MD, FRCPA, FRACP, FTS., moved to CSL Limited ("CSL") in 1990 to become its Research and Development Director after establishing the MacFarlane Burnet Centre for Medical Research and becoming its first director. During the ensuing decade, he was responsible for managing a research and development budget of more than $20 million per annum. Recently retired from CSL, Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organisation. He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota Inc.

Professor Ian R Mackay, A.M., MD, FRCP, FRACP, FRCPA, FAA., is amongst the world's leading scientists in autoimmune diseases. He is a Professional Fellow in the Department of Biochemistry and Molecular Biology at Monash University. He was formerly Head of the Clinical Research Unit of the Walter & Eliza Hall Institute and Royal Melbourne Hospital. In September 1998, Dr Mackay and co-editor Dr N.R. Rose published their influential text, "The Auto-immune Diseases" 3rd edition.

Professor Robert Williamson, PhD, FRCP, FRS, FAA, is amongst the world's leading scientists in gene therapy. He has worked at major international research institutions, which specialize in the areas of molecular biology. He currently holds the positions of Director of the Murdoch Childrens Research Institute and Professor of Medical Genetics of the University of Melbourne.

Part 1 - Summary Information



PART 1 SUMMARY INFORMATION

The information contained in Part 1 is not intended to be comprehensive. Accordingly you should read Part 1 in conjunction with the entire Prospectus.

1.1 THE OFFER

The Company is making a renounceable rights offer of Shares ("the Rights Issue") to Shareholders on the basis of one Share for every three fully paid ordinary Shares held on 28 May 2002 with an issue price of 65 cents per Share. For a description of the rights attaching to these Shares see item 4.2.

1.2 OFFER PERIOD

The Prospectus will be dispatched by no later than 31 May 2002 and the offer will close on 24 June 2002 unless closed earlier or extended at the discretion of the Directors.

1.3 HOW TO APPLY FOR THE SHARES

An Entitlement and Acceptance Form for the Shares accompanies this Prospectus.

If you decide to apply for Shares you must:

1) Complete an original Entitlement and Acceptance Form which accompanies this Prospectus. Detailed instructions for completing the form appear on the reverse side of the Form. Photocopies will not be accepted. Write in LARGE CAPITAL LETTERS.

2) Pay by cheque drawn on and payable at any Australian bank or financial institution in Australian currency. The cheque should be made payable to "**Autogen Limited**" and marked "**Not Negotiable**".

3) Mail the completed Entitlement and Acceptance Form and cheque to Computershare Investor Services Pty Ltd. The Form and cheque must arrive by 7.00pm (Eastern Standard Time) on 24 June 2002.

1.4 RIGHTS TRADING

The Company's Shares are quoted on the ASX.

The rights to Shares will be tradeable by shareholders both on the ASX and off-market between 22 May 2002 and 17 June 2002.

Shareholders resident in the USA are only permitted to sell or transfer the rights to Shares in accordance with Regulation S of the Securities Act of 1933.

1.5 NUMBER OF SHARES OFFERED

Approximately 12,672,391 Shares will be offered. As a result, the offer will raise approximately $8,237,054 (less the costs of the issue) if Shareholders take up all the Shares offered.

In accordance with the terms of existing options on issue, the Company has given optionholders notice allowing them to exercise their options in order to participate in the Rights Issue. Accordingly the number of New Shares to be issued under the Rights Issue is an estimate and may change if existing optionholders exercise existing options.

1.6 DIRECTORS TO HAVE THE ABILITY TO PLACE ANY SHARES NOT TAKEN UP BY SHAREHOLDERS

The Directors reserve the right to place, at their discretion, any Shares not taken up by Shareholders ("Shortfall Securities") within three months of the closing date of this offer on the same terms and conditions as those Shares issued to Shareholders under this offer and as allowed by Exception 3 to ASX Listing Rule 7.2. The Rights Issue is not underwritten. The placement of Shortfall Securities will take place using the Placement Application Form which accompanies this Prospectus. Persons wishing to participate in the allocation of Shortfall Securities should complete the Placement Application Form in accordance with the instructions contained on it. The Directors retain the right to exercise their discretion in placing the Shortfall Securities including the basis of allocation of Shortfall Securities to any one or more applicants.

1.7 RIGHTS AND LIABLILITES ATTACHING TO SHARES

The Shares issued pursuant to the Prospectus will rank pari passu in respect of future dividends (if any) payable and in all other respects with existing Ordinary Shares. A summary of the rights and liabilities attaching to the Shares is set out in Part 4.5.

1.8 RIGHTS OF EMPLOYEE OPTIONHOLDERS

Employee Optionholders are not entitled to participate in the Right Issue. However the terms of the Employee Options provide that if the Company makes a pro-rata issue of securities other than a bonus issue then the exercise price of Employee Options shall be reduced according to the formula in ASX Listing Rules.

1.9 PURPOSE OF THE RIGHTS ISSUE

The funds raised by the Rights Issue will be used in accordance with the annual budgets outlined below to:

- expand Autogen's research programs and intellectual property portfolio.
- promote the competitiveness of Autogen's projects by providing funding and resources to enable the Company to deliver products for commercialisation as quickly as possible.
- provide the working capital necessary for all aspects of the business including resources for the protection of patents and intellectual property and identifying and establishing new project opportunities and alliances.

The budget for operations for the period to 30 June 2004, is as follows:

	$ 000's
Biotechnology research	10,637
Estimated costs of Prospectus including experts, legal, printing and mailing	100
Working capital	5,500
	16,237
Less estimated research funding	8,000
	8,237

Note: The Company's payments for biotechnology research are partially offset by funding from Merck.

Although it is the Directors' current intention to use the funds as set out above, they reserve the right to reassess the proposed use of funds and, in particular, to use those funds to pursue other biotechnological opportunities that may arise from time to time.

If the maximum number of Shares offered are issued, the funds raised will be expected to be sufficient to cover the Company's budgetary requirements for 2 years after the completion of the issue of Shares. The Company will require further funds after this period to continue with its research and evaluation and perhaps development activities and the Company plans to finance these ongoing activities from either debt or equity.

If the maximum number of Shares offered are not taken up, the funds raised will be applied as determined by the Directors and on terms that may be negotiated and agreed with relevant third parties.

1.10 PROFIT OUTLOOK

There can be no assurance that a commercially viable project will result from the Company funding biotechnology research activities. As a result the Company is not able to advise on its profit outlook.

1.11 RISK FACTORS RELATING TO THE RIGHTS ISSUE

Applicants should appreciate that biotechnology research is a high risk enterprise which only occasionally provides rewards and where new discoveries are rare. Other risk factors include:

- consequences of inability to raise funds;
- operating losses from operations;
- no commercialization of gene discoveries;
- not finding genes of commercial interest;
- not being able to secure patent protection of intellectual property;
- access to third party intellectual property may be terminated;
- not being able to license gene discoveries on commercially favorable terms thus effecting future revenue;
- revenues may be affected if partners are unsuccessful in developing and commercializing drugs and/or diagnostics;
- competition in making discoveries of target genes;
- retention/attraction of key personnel;
- risk of failure is higher at earlier stages of research projects;
- if unable to secure and maintain access to human population samples, may not be able to continue human population genetics program;
- if unable to maintain access to breeding colony of Israeli Sand Rats or if breeding program affected, may be unable to continue discovery program using animal model;
- if regulations governing genetic research are made more restrictive, research may be impeded or prevented;
- insurance risks;
- collaboration with Merck;
- currency exchange risks;
- dependence on AXIS Consultants Pty Ltd for management services;
- possible volatility in the market price of the Company's shares;
- future sale or availability of the Company's shares may exert a downward pressure on our share price;
- future dilution due to future capital requirements; and
- negative publicity may adversely affect the Company's share price.

For a more detailed explanation of these risk factors, see Part 3.4.

1.12 APPLICATION MONIES

Application moneys will be held in a subscription account until issue in accordance with the Corporations Act. The Directors reserve the right to issue Shares progressively during the period the Offer is open. Any interest earned on the application moneys will be for the benefit of the Company and will be retained by the Company irrespective of whether the issue takes place in whole, in part or not at all.

1.13 ASX QUOTATION OF SHARES

The Company will make application for quotation of the Shares on the ASX within seven days after the date of issue of the Prospectus.

In the event that the ASX does not grant permission for quotation within three months after the date of this Prospectus, any issue of Shares whenever made, on an application pursuant to the Prospectus, is void and the Company shall repay any money received by it pursuant to the Prospectus as required by the Corporations Act.

1.14 PROPOSED CAPITAL STRUCTURE

Assuming all the Shares offered by this Prospectus are issued, the capital structure of the Company will be as follows:

	Number
Issued and Paid Up Capital	
Shares	38,017,171
Shares now offered for Subscription (approximately see Parts 1.5 and 1.6)	12,672,391
	50,689,562
Options	
Listed options on issue	22,159,749
Unlisted options	800,000
Employee options on issue	1,005,000
	23,964,749

1.15 CONSOLIDATED PRO-FORMA STATEMENT OF FINANCIAL POSITION

The payment of the issue price of 65 cents per Share will have an effect on the Company's Consolidated Statement of Financial Position. The audited Consolidated Statement of Financial Position as at 31 December 2001, the Unaudited Consolidated Statement of Financial Position as 31 March 2002 and an unaudited pro-forma Consolidated Statement of Financial Position, as at 31 March 2002, adjusted for the funds raised from the Rights Issue assuming all the Shares are taken up, are set out below.

	Note	31 December 2001 (Audited) $'000	31 March 2002 (Unaudited) $'000	Pro-forma (Unaudited) $'000
CURRENT ASSETS				
Cash		3,119	1,092	9,330
Prepayments		16	7	7
Receivables		1,436	2,389	2,389
		4,571	3,488	11,726
NON-CURRENT ASSETS				
Receivables		253	151	151
Other financial assets		362	294	294
Property, plant and equipment		255	1,270	1,270
		870	1,715	1,715
TOTAL ASSETS		5,441	5,203	13,441
CURRENT LIABILITIES				
Payables		2,014	3,379	3,379
Interest bearing liabilities		111	97	97
Grants received in advance		-	924	924
		2,125	4,400	4,400
NON-CURRENT LIABILITIES				
Interest bearing liabilities		-	-	-
TOTAL LIABILITIES		2,125	4,400	4,400
NET ASSETS		3,316	803	9,041
EQUITY				
Contributed Equity		47,945	47,945	56,183
Reserves		11,666	11,666	11,666
Accumulated losses		(56,295)	(58,808)	(58,808)
TOTAL EQUITY		3,316	803	9,041

Part 2 - Information About Autogen



PART 2 INFORMATION ABOUT AUTOGEN

2.1 COMPANY OVERVIEW

Autogen is an Australian biotechnology company specializing in the use of gene discovery approaches to identify novel therapeutic targets for the treatment of prevalent human diseases. Autogen has various research programs including a diabetes and obesity program and a new program in depression and anxiety. Other new research initiatives include a human genetics program aimed at identifying disease genes in human populations with a high prevalence of disease and the establishment of a Centre for Human Statistical Genomics.

Autogen's research programs are supported by its in-house eXpress Technology Platform, which provides a high throughput capability for identifying new genes and their proteins and validating their role in diseased states. In addition, the research programs utilise Autogen's unique resources which include novel animal models for disease and a human tissue repository containing over 44,000 samples from populations with a high prevalence of a number of common diseases.

The Company's vision is to translate its validated gene discoveries into new drug therapies or disease diagnostics through partnering with pharmaceutical companies. Autogen also seeks partnerships with pharmaceutical, biotechnology and genomics companies wishing to access its technologies and resources.

Autogen's diabetes and obesity gene discovery program has been highly successful with patent applications filed for over 40 novel genes. This program has already attracted commercial support through an alliance with the French pharmaceutical company Merck, a subsidiary of Merck KgaA. Merck has committed funding to the project over the next 5 years. This funding includes an equity investment in Autogen which occurred in 1999, research funding until 2006 and milestone payments for each new target gene discovery. In addition, Autogen will receive royalties and profit sharing for any drugs developed from the program. Recently Autogen established a collaboration with Sequenom to use Autogen's eXpress Technology Platform to functionally validate a selection of Sequenom's candidate disease gene targets.

2.2 COMPETITIVE STRENGTHS

Autogen's Directors believe that the combination of Autogen's human population genomics program, animal model, discovery approach and eXpress Technology Platform gives the Company a competitive advantage. In particular, Autogen uses both human population-based approaches and animal models for its gene discovery programs aimed at identifying candidate disease genes. Autogen's candidate genes are further validated in functional studies using Autogen's eXpress Technology Platform. This allows Autogen to license the intellectual property relating to its gene and protein discoveries as *validated* targets which are ready for the drug development process, as opposed to *candidate* gene targets. Autogen believes that its validated targets have relatively greater commercial value than candidate gene targets.

Autogen's major competitive strengths are as follows:

2.1.1 Human Population Genetics Program and Centre for Human Statistical Genomics

Autogen's human population genetics program represents what Autogen believes to be a viable approach to the discovery of genes influencing common human diseases. Autogen has access to an established repository and database of over 40,000 human samples through a collaboration with IDI.

Autogen believes this population resource is very valuable for studies on the relationship between genotype and disease phenotype.

Autogen aims to expand its existing repository and databases by setting up a centre for sample collection in Mauritius. The current family collection from Mauritius has focused on large pedigrees that provide considerable statistical power to localise genes involved in any common disease or physiological variation. Autogen believes that this planned expansion of the Mauritian family database will provide it with an opportunity for applying modern gene mapping technology to find novel genes influencing common diseases.

In order to identify candidate genes using the complex data generated by the repository and databases, it is important to have excellent statistical support. In this regard, Autogen believes that its new Centre for Human Statistical Genetics headed by Dr John Blangero will provide the analytical expertise in this critical area where the actual gene discoveries are made. Dr. Blangero is an internationally recognised statistical geneticist and was selected for a "Method to Extend Research in Time" (MERIT) Award from the National Institutes of Health, USA ("NIH"). This award is given to less than 1% of NIH-funded researchers during their scientific careers.

Autogen's Directors believe that the expansion of Autogen's repository and databases, coupled with the analytical ability provided by the Centre for Human Statistical Genetics will increase Autogen's potential to identify new disease related genes and provide a substantial competitive advantage.

2.2.2 Animal Model of Human Disease – The Israeli Sand Rat

The Israeli Sand Rat has been shown to be an excellent animal model for identifying new genes related to diabetes and obesity. This is because Israeli Sand Rats develop obesity and diabetes in a manner very similar to humans, by showing a broad spectrum of glucose intolerance, insulin resistance and obesity. As such they providing a suitable model system to uncover new genes and pathways involved in the development of obesity and diabetes. Autogen researchers have identified over 40 novel genes associated with diabetes and obesity using this animal model. This demonstrates the strength of this animal model for identifying novel disease genes.

Recently, Autogen scientists discovered that the Israeli Sand Rat is also a suitable animal model of human depression and anxiety. These animals show a spectrum of symptoms of depression and anxiety (including decreased appetite, weight loss and behavioural changes) when they are separated from their littermates. This indicates a polygenic response, similar to that seen in human populations. The onset of symptoms and time-course of recovery make them ideal for analysing differences in gene expression in diseased state compared to the normal condition. In addition, the symptoms of depression in the Israeli Sand Rats have been shown to decrease following treatment with know anti depressant drugs.

Consequently, the Israeli Sand Rats can also be used for in vivo testing of the efficacy of new drugs. This will provide Autogen with additional collaboration opportunities with pharmaceutical companies at this crucial stage in the drug development process.

2.2.3 eXpress Technology Platform

Autogen's eXpress Technology Platform allows Autogen to validate its gene discoveries by determining the physiological function of the genes/proteins and evaluating the effects of altering these genes/proteins on disease endpoints. Autogen's eXpress Technology Platform has been designed for flexibility and adaptability and can be used to validate any gene and/or protein discovery for any diseases. Autogen also believes that its eXpress Technology Platform constitutes a comprehensive Genomics and Proteomics platform that is not only invaluable to Autogen's own ongoing research efforts but would also benefit other pharmaceutical and biotechnology companies seeking to validate their own gene targets.

2.2.4 Research Scientists and Scientific Advisory Board

The 13 senior scientists involved in Autogen's research projects are under the leadership of Autogen's Chief Operating Officer, Professor Collier. These scientists are experienced in their chosen fields of obesity, diabetes and depression and anxiety and the key aspects of the eXpress Technology Platform. The senior scientists are supported by a team of more than 40 trained research scientists. The senior research scientists together with Professor Collier are critical in maintaining the highest scientific standards and direction of Autogen's research programs.

Autogen also established its Scientific Advisory Board in 1996 to assist with the Company's goal of establishing a portfolio of research programs covering diabetes, obesity and other diseases with the aim of commercialisation. The Scientific Advisory Board assists management by identifying new research opportunities and monitoring existing projects.

Autogen believe that the experience, expertise and commitment of Autogen's research scientists and the Scientific Advisory Board provide us with an important competitive advantage.

2.3 BUSINESS MODEL

Autogen's three main areas of focus are:-

(i) The use of its animal models and human DNA and health databases for the discovery of novel genes and proteins related to common diseases in human populations;

(ii) Collaboration with pharmaceutical companies for the research and development of novel therapeutic and diagnostics ; and

(iii) the functional validation of gene and protein discoveries as well as testing the efficacy of drugs or diagnostics developed.

A schematic diagram illustrating Autogen's business model as described above is shown as follows:-


Animal Models
• Diabetes & Obesity
• Depression & Anxiety
Human Populations
• Genealogical Data
• Genotypic Data
• Phenotypic Data
Autogen's eXpress Technology Platform
• Gene Discovery
• Bioinformatics and Statistics
• Protein Discovery
• Protein Function
Validated Disease Gene Discoveries
• Drug Applications
• Diagnostic Applications
Pharmaceutical Collaborations
• Partners
• Licensing
• Co-development
Drug Validation Services
Contract Services

2.4 COMMERCIALISATION STRATEGY

A key part of Autogen's commercial strategy is to generate revenue from entering into licensing agreements with pharmaceutical companies and other biotechnology companies pursuant to which Autogen will supply validated gene and protein discoveries for their drug development pipelines. Through this strategy, Autogen aims to generate revenue through the discovery and development phase. In addition, Autogen will receive royalties arising from any commercialisation of drugs developed from its gene and protein discoveries.

Another part of Autogen's commercial strategy is to enter into agreements with biotechnology companies to utilise Autogen's eXpress Technology Platform.

Autogen's research programs and eXpress Technology Platform have already attracted pharmaceutical and biotechnology alliances.

Autogen have established an alliance with Merck for diabetes and obesity gene discovery. Merck has committed research funding between 1999 and 2006. In addition and depending on final negotiations, Autogen are entitled to receive significant milestone payments at the commencement of phase 3 clinical trials (refer part 4.2.1) and significant royalties upon commercialisation of drugs produced, from each new target gene discovery.

Autogen have also established an alliance with Sequenom to validate a number of their candidate gene targets. This alliance attests to the capabilities of Autogen's research team and recognizes the international competitiveness of Autogen's high throughput eXpress Technology Platform.

Alliances of small biotechnology companies such as Autogen with large pharmaceutical companies are very common in the biotechnology industry. In the year 2000 alone there were over 300 new alliances formed between biotechnology companies and pharmaceutical companies These alliances can potentially combine the innovations of smaller partners with the resources of the larger partner, resulting in commercial fruition. According to drug industry figures, 30 per cent. of drugs currently in clinical trials come directly from the biotechnology industry. Consequently, pharmaceutical companies are now increasingly keen to partner with biotechnology companies and the terms of such partnerships have become more favourable for the biotechnology companies involved. In 2001, a number of these deals were valued in US$100 millions with one deal between CuraGen Corp and Bayer Corp being valued in the US$ billions. Drug companies are now looking to biotechnology companies to find new drugs. Consequently, the Directors believe the prospects for Autogen finding commercial partners for its new drug discovery programs are good.

Autogen's commercial strategy has been to focus Autogen's research programs into identifying genes involved in common metabolic diseases affecting large segments of populations for which new drugs or diagnostics have a high commercial potential. This further ensures that major pharmaceutical companies will be interested in co-developing new therapies with us. Due to the demand for any drugs developed in these disease areas, there is the potential to generate large future revenue streams. The high prevalence of diseases such as diabetes, obesity, depression and anxiety especially in western societies has resulted in large increases in world drug sales. For example, anti-depressant drugs are the highest selling drug class in the world with sales expected to reach US$15 billion by 2002. Any one drug developed for these markets from Autogen's gene discoveries has the potential to generate major revenues for us in the future. In addition, Autogen's new human population genetics research program will also be aimed at other diseases with high prevalence such as cardiovascular disease and osteoporosis which also have very large drug markets.

2.5 CORPORATE OBJECTIVES

2.5.1 Depression and Anxiety Research

Autogen's unique animal model, the Israeli Sand Rats, show phenotypic changes similar to those displayed by humans, including decreased appetite and other behavioural changes associated with depression when they are singly housed. They show a spectrum of responses to separation, and the onset, severity of symptoms and time course of recovery indicate that the animal model is suitable for gene discovery research using Autogen's differential gene expression screening approach. To the best of Autogen's knowledge, no other animal model responds in this way.

Autogen have completed preliminary studies examining differential gene expression during the development and resolution of depression in Autogen's animal model. Using Autogen's in-house gene chip microarray facilities, Autogen are in the process of identifying novel genes expressed during various stages of the disease.

Autogen are currently exploring potential collaborative links with pharmaceutical and/or biotechology companies for this research program.

2.5.2 Joint venture/alliances with other pharmacuetical and/or biotechnology companies

Autogen also intends to generate revenue through commercial arrangements with pharmaceutical and/or biotechnology companies as follows:-

2.5.2.1 eXpress Technology Platform

As described in detail under "Autogen's Business Model", Autogen's eXpress technology platform encompasses a spectrum of methods from across the fields of gene discovery, protein discovery and physiology, including genotyping and sequencing technology, protein to protein interaction and *in vitro* as well as *in vivo* functional validation. Autogen's eXpress Technology Platform has been designed with flexibility and adaptability and can be used to validate any gene and/or protein discovery for any disease.

Autogen believes that the eXpress Technology Platform constitutes a comprehensive platform for the study of Genomics and Proteomics that is not only invaluable to its own ongoing research efforts but would also benefit other pharmaceutical and/or biotechnology companies to validate their gene targets. Pharmaceutical companies that have large research and development programs may benefit from Autogen's eXpress Technology Platform through lower cost and expeditious validation programs at Autogen's facility. In addition, to the best of Autogen's knowledge, there are a large number of biotechnology companies with discovery capabilities that do not possess the facilities or expertise to carry out validation of these discoveries as potential drug targets. For example, Autogen have entered into a commercial collaboration with Sequenom, to validate their own gene discoveries using the eXpress Technology Platform.

Autogen are actively seeking further collaborations that may take the form of joint ventures with suitable pharmaceutical and/or biotechnology companies or contracts for provision of services.

2.5.2.2 Co–development of New Therapies

Autogen's current research programs have generated a number of gene discoveries that may have important roles in the development of a number of diseases including cardiovascular disease and inflammation. Autogen seeks joint venture partnerships with small molecule companies, antibody companies and structural chemistry companies to maximize Autogen's potential in co-development of single candidate gene discoveries from its research programs in a number of disease indications.

2.5.2.3 Human Population Genetics Program

Autogen is currently expanding its human population genetics initiative to study how genetic factors influence many chronic diseases such as hypertension, osteoporosis and cardiovascular diseases. This new program will expand Autogen's human tissue repository and establish new health databases.

The large amount of genotypic and phenotypic data in these databases together with the data in Autogen's existing databases will provide Autogen's research scientists with the ability to analyse the association between specific genes and certain diseases. This information can be used to:-

- identify new disease-related genes and proteins;
- identify genes or proteins that may indicate the predisposition to the development of certain diseases in individuals; and
- identify genetic differences in individuals associated with adverse drug reactions (pharmacogenomics).

Autogen's human tissue repository and health databases will provide the potential for generating revenue through commercial arrangements which may include contracts for provision of access to the databases, or partnerships with pharmaceutical and/or biotechnology companies to develop new drugs or diagnostics.

2.6 RESEARCH PROGRAMS

2.6.1 Unique Animal Model

2.6.1.1 Diabetes and Obesity

Autogen's diabetes and obesity gene discovery research program utilises the Israeli Sand Rat as an animal model for these diseases.

Israeli Sand Rats develop obesity and diabetes in a manner very similar to humans. They show a broad spectrum of glucose intolerance, insulin resistance and obesity. Consequently they provide a suitable model system to uncover new genes and pathways involved in the development of obesity and diabetes. The metabolic profile observed in the Israeli Sand Rat, as illustrated in the figure below, is remarkably similar to that previously seen in cross-sectional studies in human populations. Autogen believes that through its agreement with Deakin University and IDI, it has access to one of the very few Israeli Sand Rat research colonies that exist in the world

The Israeli Sand Rat model is used in direct combination with the technologies of Autogen's eXpress Technology Platform. In particular, the initial differential gene expression studies are carried out using our in-house microarray gene chips that display up to 15,000 genes isolated from specific Israeli Sand Rat tissues. These tissue-specific, custom-made gene chips maximise Autogen's capacity to identify new disease related genes. Genes that are expressed or regulated differently in diabetic versus non-diabetic animals are identified by isolating RNA from key tissues known to be involved in the development of obesity and diabetes, including brain, pancreas, liver and muscle. Differential gene expression is then determined using microarray gene chips. Any genes which are expressed differently are then analysed for their roles in these diseases and their potential for drug development is then determined. To date, the Israeli Sand Rats program has enabled us to identify over 40 novel genes that have been submitted for patent protection for their possible roles in these diseases.


A.
B.
C.
Number of cases
Body Weight
Insulin (mU/L)
Glucose Conc. (mmol/L)
Insulin (mU/L)
Glucose Conc. (mmol/L)

The Israeli Sand Rat population shows a normal distribution in regard to body weight (**A.**) and their metabolic profile with respect to the relationship between plasma glucose levels and plasma insulin concentrations (**B.**) is similar to the characterisic inverted-U-shaped curve seen in humans (**C**)

2.6.1.2 Depression and Anxiety

The Israeli Sand Rat is also a suitable animal model of human depression and anxiety. These animals show symptoms of depression and anxiety, including behavioural changes, in a manner similar to humans when they are separated from their littermates. Importantly, preliminary data from Autogen's research scientists indicates that the treatment of these animals with anti-depressant agents can prevent the onset of depression and anxiety following isolation, further support that the Israeli Sand Rat is a suitable model of human depression and anxiety. The onset of symptoms and time-course of recovery make them ideal for analysing differences in gene expression in the diseased state compared to the normal condition.


A.
Non-Responders
Change in body weight (g)
12
10
8
6
4
2
0
1 3 5 7 9 11 13 15
Time (days)
B.
Responders
Change in body weight (g)
3
2
1
0
-1
-2
-3
-4
-5
-6
1 3 5 7 9 11 13 15
Time (days)
C.
Separated
Unseparated
16.7 +/- 2.4
23.9 +/- 2.5

Israeli Sand Rats (*Psammomys obesus*) were separated from their peers and housed individually for varying periods of time. Some of the sand rats were unaffected by separation and continued to feed and put on weight (**A.** non-responders) while a group of sand rats lost weight dramatically and showed other signs of depression (**B.** responders). Using the open field test (OFT), a standard behavioural test for depression, it was confirmed that separated animals show behaviour which is consistent with depression i.e. they spend significantly less time in the brightly lit inner section of the OFT compared with communally housed (unseparated) animals (**C.**).

This new animal model for depression and anxiety will form the basis of Autogen's new depression and anxiety gene discovery program. Changes in gene expression during the development and resolution of depression in this animal model will allow the identification of genes that play a role in the various stages of these diseases. Autogen scientists have constructed gene chip microarrays containing more than 12,000 genes from a cDNA library made from Israeli Sand Rat brain tissue. These arrays will allow high-throughput, large-scale analysis of gene expression in the brains of these animals that could lead to the identification of genes involved in the development or progression of these diseases.

2.6.2 Human Population Genetics Program and Centre for Human Statistical Analysis

Autogen's human population genetics program represents what Autogen believes to be a viable approach to the discovery of genes influencing common human diseases. Autogen has developed a comprehensive framework for discovering disease genes in human populations. This program includes an established repository and database of over 40,000 human samples, modern high-throughput genotyping technology, and a novel statistical analytical approach that employs advanced methods to analyse the massive amounts of data that are generated. Autogen's human sample repository is largely obtained from pacific island populations that have been well characterised for diseases and disorders such as diabetes, obesity, and heart disease. Phenotypes and diagnoses related to these diseases are available in Autogen's database.

In addition to this population-based resource, Autogen also have a repository/database of families that provides us with a resource for gene discovery using gene mapping. Autogen's family collection from Mauritius has focused on large pedigrees that provide considerable statistical power to localise genes involved in any common disease or physiological variation.

At the research facility at Toorak, Melbourne, a high-throughput genotyping laboratory has been built that utilizes advanced sequencing techniques and mass spectrometry technology for rapidly typing genetic polymorphisms that can either cover the whole human genome or focus on specific positional candidate genes.

Due to the complex relationship between genotype and disease phenotype, all of this information needs to be processed statistically in order to make inferences regarding the causal effects of specific genes on disease risk. As such, Autogen have established the Centre for Human Statistical Genetics, an advanced statistical genetics centre led by Dr. John Blangero from the Southwest Foundation for Biomedical Research in San Antonio, Texas in his capacity as consultant to Autogen. At the Centre for Human Statistical Genetics, Dr. Blangero and his team have developed statistical genomic tools to pinpoint genetic variations that lead to diseases. These genomic tools utilise new mathematical models that employ high performance computers (using parallel computational methods) to greatly speed up gene localization and the identification of functional genetic variations.

2.6.3 Validation of Gene and Protein Discoveries

2.6.3.1 eXpress Technology Platform

The advent of new molecular technologies and the recent sequencing of the entire human genome have provided researchers with the ability to identify disease genes more rapidly. Autogen have taken advantage of these advances in technology to develop Autogen's in-house eXpress Technology Platform. The eXpress Technology Platform provides Autogen's research scientists with a high throughput system for identifying, analysing and validating new disease-related genes.

Autogen's eXpress Technology Platform includes the following technologies:-

- **Gene Expression Profiling Facilities**

  Autogen uses differential gene expression analysis for identifying genes that may be involved in diseases. In the diseased state, genes are often abnormally expressed. Comparative analysis of the RNA profile in tissues from diseased compared to non-diseased animals can be used to identify genes that may be important in the development of those diseases. These genes are then good candidates for further research as they may directly affect the diseased state. Autogen's senior scientists have used a number of different methods to identify genes in Autogen's obesity and diabetes programs. The most recent technology Autogen is using involves the use of microarray gene chips which consist of up to 20,000 genes arrayed on a small glass slide. This allows for high throughput analysis of gene expression profiles in diseased and healthy animals. Autogen's microarray facility has increased Autogen's speed in identifying candidate disease genes.

- **Gene Sequencing Facilities**

  The first step in deciding whether the genes identified in Autogen's differential expression arrays may have a role in a particular disease involves determining the gene sequence. This allows Autogen to determine whether a gene is novel or a known gene that has not been previously shown to be associated with a particular disease. As large numbers of genes can be identified by differential expression, it is essential to have the capability to sequence genes rapidly and accurately. This requires the latest DNA sequencing machinery which enables high throughput sequencing of genes. Good DNA sequencing facilities are also essential for many of the routine functional genomics techniques used by Autogen's research scientists and Autogen's facilities include 2 ABI3100 genotyping machines. In addition to Autogen's gene sequencing facility, Autogen have recently purchased a MassARRAY system from Sequenom for the analysis of SNPs from Autogen's human tissue samples. Autogen believes that this high throughput system will allow us to efficiently and accurately analyse its DNA samples for mutations.

- **Bioinformatics and statistical analysis**

  Bioinformatics involves the use of sophisticated computer programs to analyse and interpret large amounts of biological data. It is essential for analysing any gene and protein sequences in order to determine relationships or similarities with other genes or proteins by accessing large public and private databases. It can be the first step in the process of identifying possible structural or functional roles for the DNA sequences being analysed. Autogen uses an in-house bioinformatics laboratory as part of its eXpress Technology Platform. Autogen has access to the computing power and databases required for accurate gene and protein sequence analysis.

  Autogen's gene discovery programs also generate a large amount of data that requires sophisticated statistical analysis. Autogen's recently established Centre for Human Statistical Genomics, also supports the comparative analysis of this data.

- **Proteomics Facilities**

  Studying proteins encoded by genes is often crucial for understanding the role of a gene and how a mutation in, or abnormal expression of, the gene can result in a diseased state. The functional role of a gene and its protein can also allow us to evaluate whether the particular gene or protein will be a good drug target.

For example, proteins that are receptors or enzymes which are crucial to the biochemical pathways involved in the disease are very good drug targets. Autogen have the technology necessary for studying the structural and functional role of proteins in diseases. These include facilities for protein production, antibody production and protein binding analyses to determine binding partners. In addition we use antisense gene expression and adenoviral/retroviral gene delivery and expression approaches for analyzing the effects of blocking or expressing the gene or interest. This allows us to determine how the expression of a particular gene can affect the disease process.

2.7 RECENT PROGRESS - DISCOVERY OF NOVEL GENES AND PROTEINS IN OBESITY AND DIABETES

Since entering the field of biotechnology research, Autogen has made significant discoveries in its research programs in the areas of obesity and diabetes. In the area of obesity, Autogen discovered the *Beacon* gene which produces a protein that regulates food intake and body weight. The *Beacon* gene was initially discovered in the Autogen-funded research laboratories at Deakin University, Victoria, using the Israeli Sand Rat as an animal model for human obesity. Following the initial discovery of the *Beacon* gene in 1998, Autogen's findings of the Beacon gene were published in the USA-based international journal, "Diabetes", in November 2000. "Diabetes" is an official publication of the American Diabetes Association and all articles are subject to strict peer review prior to publication. The publication of Autogen's findings represented the culmination of two years of intensive research into the *Beacon* gene since its initial discovery. As such Autogen believes it to be a recognition of the *Beacon* gene as a new pathway involved in the control of food intake and energy balance.

Autogen also announced in October 2000 that, it had achieved a major milestone in its diabetes research program with the discovery of a new gene associated with diabetes – *Tanis*. *Tanis* relates to a protein receptor involved in the body's response to fasting and the regulation of glucose and fat metabolism. Regulation of this new receptor appears to be abnormal in diabetes. Autogen's research scientists found that there were increased levels of the *Tanis* gene in diabetic and obese Israeli Sand Rats compared to lean and healthy Israeli Sand Rats. They have also shown that Tanis is a receptor for serum amyloid A ("SAA"), an acute phase inflammatory protein linked with a number of disease states, including diabetes. Autogen believes this discovery to be the first report of a receptor for SAA and this research could lead to major advances in the knowledge of how SAA is regulated. This research has been recently accepted for publication in "Diabetes" and is currently "In Press". Autogen expect the findings to be published within the next few months.

In addition to Autogen's discoveries of the *Beacon* and *Tanis* genes, Autogen announced in August 2001 the discovery of a further novel gene "AGT-203" which is associated with diabetes. This gene is found in a specific location on human chromosome 3 that has been linked to Type 2 diabetes in a number of different human populations. AGT-203 was first discovered in diabetic and obese Israeli Sand Rats. Autogen's research scientists also identified the same gene in humans. AGT-203 is predominantly found in skeletal muscle, a key tissue involved in the development of diabetes. Autogen's research scientists were able to show that when body weight and symptoms of diabetes increased in the Israeli Sand Rats, the level of AGT-203 in skeletal muscle decreased. The finding that obese and diabetic Israeli Sand Rats were unable to produce enough AGT-203 in their muscles offers a new lead in understanding the development of diabetes and therefore potentially a new avenue for diabetic therapy. Autogen are currently conducting further studies in human samples to investigate whether AGT-203 is responsible for the linkage with Type 2 diabetes previously observed in this genomic region. The results of these studies will be considered in conjunction with the gene expression data to determine the likelihood of AGT-203 as a new target for the treatment of diabetes. In addition to the genes described above, Autogen's obesity and diabetes program has identified a number of other genes with the potential to be therapeutic targets. Functional validation studies are currently being carried out on a number of these gene candidates. On 22 February, 2002 Autogen announced the filing of a patent application in the USA for 5 new diabetes and obesity gene candidates, bringing the total number of genes that Autogen has lodged patent applications for to 41.

2.8 MERCK COLLABORATION IN DIABETES AND OBESITY

Autogen's gene discovery program in diabetes and obesity is partnered with Merck. Merck has entered into research agreements and commercialisation agreements with Autogen in the fields of diabetes and obesity.

Since 1999, Autogen have entered into three research and licence agreements ("Merck Research Agreements") relating to Autogen's obesity research program and Autogen's diabetes research program with Merck (collectively, "Autogen's Obesity and Diabetes Research Programs"). Under the Merck Research Agreements (which are valid until 30 June 2006), Merck has provided the majority of the research funding required for Autogen's obesity and diabetes research programs. The obesity and diabetes research programs are divided into 2 stages:

- Stage 1 research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies; and

- Stage 2 research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 research and the validation of these discoveries as potential targets for development of drugs.

Depending on final negotiations, Autogen are entitled to receive significant milestone payments at the commencement of phase 3 clinical trials and significant royalties upon any commercialisation of drugs produced, from each new target gene discovery. Autogen have already received 2 milestone payments of FFR 3 million each for Autogen's initial obesity (Beacon) and diabetes (Tanis) discoveries.

2.9 SEQUENOM COLLABORATION – FUNCTIONAL GENOMICS

Autogen also aims to generate revenue by providing other pharmaceutical and/or biotechnology companies access to Autogen's eXpress Technology

Platform and the expertise of Autogen's research scientists to validate their gene discoveries as potential drug targets.

In December 2001, Autogen entered into a service agreement with Sequenom pursuant to which Sequenom engages us to apply Autogen's eXpress Technology Platform, resources and expertise to validate and functionally characterise a number of their selected genetic targets ("Sequenom Research"). The service agreement is for a term of one year.

The Sequenom research will be overseen by representatives from both Sequenom and Autogen. All results of the Sequenom research and all rights, title and interests in the Sequenom research shall be the exclusive and sole property of Sequenom and may be used by Sequenom for any purpose without further obligation or liability to us.

This contract will be reviewed at the end of the year and extension and expansion of the collaboration will be considered.

2.10 LICENSING AGREEMENT WITH KYOKUTO PHARMACEUTICAL INDUSTRIAL CO LTD ("KYOKUTO")

In early 1999, Autogen developed a new source of Glutamic Acid Decarboxylase ("GAD") with all the properties of natural GAD in acceptable quantities but with no disease transmission risks. Autoantibodies to GAD are found in some patients with Type 1 diabetes. GAD can be used to detect these antibodies in patients' serum and consequently can help diagnose the disease. Autogen entered into a licensing arrangement with Kyokuto Pharmaceutical Industrial Co Ltd whereby Autogen licensed Autogen's technology and patents in relation to a diagnostic kit incorporating the new source of GAD. This diagnostic kit is to be used for widespread screening for Type 1 diabetes.

2.11 ETHICS POLICIES FOR RESEARCH

Ethical conduct in research serves to protect the welfare and rights of human and/or animal participants in research. Ethical conduct also serves to facilitate research so that any outcomes are designed to be beneficial to the community or to humankind.

The "Joint NHMRC/ACCV Statement and Guidelines on Research Practice" provides a framework of minimum acceptable standards for conducting scientific research. Autogen scientists have used these guidelines to develop their own research procedures to ensure that all research carried out for Autogen is conducted to the highest ethical standards. In addition they have established procedures to ensure the validity and accuracy of all of their research results.

2.11.1 Ethics Policy for Research Involving Animals

Autogen research projects involving the use of animals are all carried out with approval from the appropriate Animal Ethics Committee and all experiments are carried out in accordance with the "Australian Code of Practice for the Care and Use of Animals for Scientific Purposes". In particular, Autogen scientists design their experiments to minimise the numbers of animals used and minimise pain and distress in animals in research.

2.11.2 Ethics Policy For Genetic Research Involving Human Biological Materials

One of the major concerns regarding the use of human tissue for biomedical research is the harm that the results may cause individuals or collectives participating in the research, such as the revelation of private information about their present or future health status. This is particularly relevant in research where tissue is used for genetic studies into the identification of genes that are predisposed to certain diseases, as the participants may not have been aware that they were at risk. Such revelations would also impact on family members and could affect an individual's status in the community or the ability of certain persons to obtain particular types of insurance. In this regard, genetic research involving humans should abide by the three basic ethical principles of research as identified in the Belmont Report (1978) and adopted by the Australian Health Ethics Committee ("AHEC") for the National Health and Medical Research Council of Australia. These three basic principles are:-

Respect. For all persons involved in the research
Beneficence. To maximize possible benefits and minimize any possible harm
Justice. To determine who ought to receive the benefits of research and bear its burdens.

In addition to the above, researchers are expected to maintain their integrity and professional conduct when conducting research. This includes a commitment to the research and its contribution to knowledge, a commitment to using appropriate and honest research methods and the accountability of the researchers to both the general community and to specific groups or collectives for the consequences of the research.

Autogen is dedicated to carrying out biomedical research for the purpose of increasing our understanding of the causes of some of the world diseases. To achieve this, Autogen is committed to applying the highest ethical standards to its research programs, including those that involve the collection of human tissue samples and health data related to diseases. In accordance with the recommendations of the NHMRC's National Statement on Ethical Conduct in Research involving Humans, Autogen will abide by the most ethical methods for the collection of human tissue samples and data and for the use of this information for research purposes.

2.12 INTELLECTUAL PROPERTY

Autogen have recognised the need to build and protect Autogen's intellectual property and have taken the appropriate actions when necessary to secure Autogen's rights. Autogen have to date, together with Autogen's collaborating partners, filed international and provisional patent applications covering novel technologies and inventions jointly owned and/or licensed to us and Autogen's gene discoveries and their uses thereof in a number of countries, including but not limited to Australia, USA, Europe and Japan. A list of patents is contained in the "Patent Attorney's Report" in Part 7 of this Prospectus.

Part 3 - General Information



PART 3 GENERAL INFORMATION

3.1 GENERAL INFORMATION

3.1.1 Overseas Shareholders

The Shares offered by this Prospectus are not offered and may not be issued in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue.

3.1.2 New Zealand Shareholders

New Zealand Shareholders are permitted to take up or sell their entitlements as the making of this offer of Shares to New Zealand Shareholders is permitted by the laws in that country.

3.1.3 USA Shareholders

Shareholders resident in the USA are permitted to take up their entitlements as the making of this offer of Shares to Shareholders resident in the USA is exempt from the provisions of Section 5 of Securities Act of 1933.

Shareholders resident in the USA are only eligible to participate in this Offer subject to compliance with applicable USA state laws.

Shareholders resident in the USA are only permitted to sell or transfer the rights to Shares in accordance with Regulation S of the Securities Act of 1933.

3.1.4 Other Overseas Shareholders

It is not practicable for the Company to make the offer of Shares to Shareholders resident in countries other than Australia , New Zealand or certain states of the USA. For that reason, no Entitlement and Acceptance Forms will be sent to Shareholders with addresses in countries other than Australia, New Zealand and certain states of the USA.

Arrangements have been made to sell the entitlements of Shareholders with registered addresses in those countries to which offers of Shares will not be made. Any such sale will be at such prices and otherwise in such manner as a nominee appointed by the Company may in its absolute discretion determine. Neither the Company nor the nominee will be liable for a failure to sell such entitlements at any particular price. Proceeds of the sale will be distributed to the Shareholders for whose benefit the entitlements have been sold in proportion to their Shareholding entitlement net of expenses.

An explanatory note will be sent to each of those Shareholders who will not receive an offer of Shares. The explanatory note provides details of the offer, advises that the Company will not make the offer of Shares to them, and advises how their entitlements, to which they would have been entitled, will be dealt with.

3.2 PROVISION OF FURTHER INFORMATION ABOUT THE COMPANY

As a listed company, the Company is subject to regular reporting and disclosure obligations under the Listing Rules of the ASX and the Corporations Act. The ASX maintains files containing publicly disclosed information about all listed companies. The Company's file is available for inspection at the ASX in Melbourne, Australia, during normal working hours. In addition, copies of documents lodged by, or in relation to, the Company with ASIC may be obtained from, or inspected at, an office of the ASIC.

Since lodging the Company's accounts to 30 June 2001, the Company has made the following disclosures to the ASX:

Date of Announcement	Announcement

25 October 2001	Lodgment of 2001 Annual Report, Notice of Annual General Meeting and Proxy From
13 November 2001	Mandate letter with UOB Asia Limited to manage the listing of Autogen shares on Singapore Exchange Securities Trading Limited
28 November 2001	Six new genes in the diabetes and obesity program
29 November 2001	Results of resolutions put to members at Annual General Meeting
5 December 2001	Discovery of a new animal model of Human Depression
19 December 2001	Person responsible for communications with ASX
20 December 2001	Collaboration with Sequenom, a major US genetics company
2 January 2002	Appendix 3X – DS Tyrwhitt
2 January 2002	Appendix 3X – J I Gutnick
2 January 2002	Appendix 3X – RJL Hawke
2 January 2002	Appendix 3X – J N Treilles
2 January 2002	Appendix 3X – J Jonas
22 February 2002	Patent application in the USA for five new genes
15 March 2002	ASIC Half Yearly Accounts
15 March 2002	ASIC Appendix 4B
18 March 2002	1:3 Renounceable Rights Issue of Ordinary Shares
26 March 2002	Appointment of New York based Global Markets Capital Corporation to pursue Nasdaq listing
15 April 2002	USA Genetics Company Sequenom to use Autogen's eXpress Technology to validate Gene Targets
1 May 2002	Issue of 800,000 options
2 May 2002	Issue of 200,000 shares
3 May 2002	Resignation of Director
17 May 2002	Amendment to the terms of the Rights Issue and Resignation of Director

The Company will provide, free of charge upon request prior to the close of this offer, copies of both the Company's financial reports for the year ended 30 June 2001 and the latest half-year financial report both lodged with ASIC and the announcements made to the ASX and ASIC referred to above.

None of the information referred to in this section is incorporated by reference in this Prospectus or is issued with this Prospectus.

3.3 DIRECTORS, MANAGEMENT AND EMPLOYEES

The following table sets forth certain information with respect to each of the Directors and Officers of the Company.

3.3.1 Directors

Name	Age	Position(s) Held
Mr Joseph Gutnick	49	Chairman and Managing Director

Mr Jean-Noel Treilles	57	Non-Executive Director
Dr David Tyrwhitt	63	Non-Executive Director

3.3.2 Management

Prof Greg Collier	44	Chief Operating Officer
Mr Peter Lee	44	General Manager Corporate & Company Secretary

3.3.3 Scientific Advisory Board

The Scientific Advisory Board was established to assist the Company in the pursuit of its objectives. It advises management in identifying new research opportunities and monitoring existing projects by reviewing quarterly reports on all funded research activities. Presentations by Project Leaders are made at meetings of the Scientific Advisory Board.

Autogen's Scientific Advisory Board is currently comprised of the following members:

- Professor Paul Zimmet AM;
- Dr John Blangero
- Professor Ian Gust
- Dr. Ian Mackay AM; and
- Professor Robert Williamson FRS.

3.3.4 Employees and Service Agreement

The research staff of Autogen are directly employed by Deakin University, IDI or AXIS Consultants but have been assigned to work full-time on research projects funded by Autogen. With the exception of Professor Collier who is on a three-year secondment expiring March 2005, all research staff are paid salaries from funds provided by the Company in connection with the research projects.

AXIS Consultants provides management and administrative services to the Company and provides the necessary employees for the purpose of managing the Company's affairs.

3.4 RISK FACTORS

Prospective investors should be aware that an investment in Autogen involves a substantially high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors affecting Autogen's Group should be considered carefully in evaluating whether to make an investment in Autogen.

If any of the following risk factors and uncertainties develop into actual events, Autogen's business, financial condition or results of operations may be adversely affected. In such circumstances, the trading price of Autogen's Shares could decline and you may lose all or part of your investment.

3.4.1 If Autogen is unable to raise the necessary funds to support its growth and long-term projects, Autogen may have to curtail its operations or enter into unfavorable arrangements

Given that the nature of Autogen's operations is focused primarily on research and development into the discovery of the genetic basis of certain diseases, Autogen expects future capital requirements to be substantial in order to continue and expand its current research programs and to develop new research programs. Furthermore, Autogen requires further funding to meet ongoing financial obligations under its research agreements and in order to develop and/or protect its intellectual property rights under those agreements.

The level and timing of future funding will depend on (i) the rate at which new genes and proteins are validated as potential targets for drug development; (ii) the partnerships Autogen may be able to establish or maintain with other companies in the pharmaceutical industry; and (iii) general economic conditions at the time of fund raising.

Consequently, Autogen's ability to fund its research and development program will be dependent on the receipt of funding from strategic collaborations, its cash resources at any point in time and its ability to raise further funds.

3.4.2 Autogen has incurred operating losses since the commencement of its biotechnology business and can expect further losses in the future

Autogen has made operating losses in each year since it commenced its biotechnology business and, as at 31 December 2001, had accumulated losses of approximately $56.3 million. Autogen expects to incur further operating losses over the next few years as its research and development activities continue to increase. Autogen's profit goals depend on a number of factors outside its control and there can be no assurance that it will ever achieve significant profitability.

3.4.3 Autogen has not commercialised any of its gene discoveries

Autogen has not yet successfully commercialised any of its gene discoveries and there can be no assurance that any of Autogen's gene discoveries will be successfully commercialised. As Autogen is involved only in the gene discovery stage of identifying new drug targets for the pharmaceutical treatment of common human diseases, Autogen's commercialisation strategy is dependent on forming partnerships or entering into licensing arrangements with pharmaceutical companies to develop drugs based on Autogen's gene discoveries. There can be no assurance that any of Autogen's gene discoveries will successfully complete animal and clinical trials and progress to the drug development stage. Adverse or inconclusive results from the testing of the gene discoveries may substantially delay, or halt entirely, any further development of these gene discoveries. The failure to commercialise any of Autogen's gene discoveries would adversely affect its financial performance.

3.4.4 Autogen may not find genes of commercial interest

Autogen's discovery programs are based on finding genes for common human diseases, many of which involve a complex interaction between several genes and the environment. Scientific knowledge in this area is limited. Identifying new disease genes is a first step, but they must also be proven as suitable candidates for the development of drugs or diagnostics. If Autogen fail to find genes with a commercial use, Autogen will not generate significant revenues and will not become profitable.

3.4.5 Autogen may not be able to realise the value of its gene discoveries if Autogen are unable to secure patent protection of Autogen's intellectual property

Autogen's policy is to seek patent protection of its gene discoveries early in the validation process. However, the patentability of genetic knowledge is uncertain and remains the subject of controversy as patent law in this area is still evolving. Therefore, there can be no assurance that Autogen will be able to secure patent protection of Autogen's gene discoveries. If Autogen are not able to obtain patent protection of its gene discoveries, Autogen's ability to licence its gene discoveries and derive revenues from them will be severely undermined.

Further, there is a risk that third parties may allege that Autogen have infringed upon their intellectual property rights, whether with or without merit, and this will restrict us from licensing and exploiting Autogen's gene discoveries. Any statement of claim filed by these third parties, regardless of merit, could consume valuable management time, result in costly litigation or adversely affect Autogen's ability to continue with some or all of its current research programs or impede the development of new research programs, all of which will seriously harm Autogen's business, operating results and financial condition.

In settling these claims, Autogen may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing arrangements, if available, may not have terms favourable to us. If Autogen has no alternative but to enter into a licensing agreement with unfavourable terms, Autogen's obligations thereunder will have a material adverse effect on its ability to generate revenue.

The ownership rights to any intellectual property based on Autogen's discoveries or developed by us may also become the subject of disputes. This is because there can be no assurance that Autogen's competitors have not discovered or will not discover similar genes or have not developed or will not develop substantially similar methods or techniques. Substantial costs may be incurred if Autogen challenge the proprietary rights of others. Such disputes may also delay the commercialization process and require lengthy and costly litigation or arbitration which will have a material adverse effect on us. Lastly, the outcome of any such dispute or challenge would be uncertain. These would materially and adversely affect Autogen's financial performance and financial condition.

3.4.6 Autogen's access to intellectual property through third parties may be terminated

In cases where Autogen's rights to the intellectual property of third parties are subject to licences granted to us, there can be no assurance that such agreements will not be terminated under certain conditions. Autogen also cannot be certain that the intellectual property to which these licences relate do not or will not infringe upon third party rights which may result in its inability to continue exploiting the intellectual property granted to us pursuant to the licences. The value of such exclusive and non-exclusive licences may also be affected by unauthorised third-party use of intellectual property to which the licences relate.

3.4.7 If Autogen are unable to license its gene discoveries on commercially favorable terms, Autogen's future revenues will be less than expected

Autogen's commercialization strategy includes forming partnerships with, and issuing licenses to, pharmaceutical and biotechnology companies to develop Autogen's discoveries of genes linked to common diseases to the drug discovery or diagnostic development stage with the end-objective of commercialisation of the drugs discovered. The terms of such arrangements will depend on a number of factors, many of which are outside of Autogen's control. In particular, the level of competition at the time of licensing and the value the pharmaceutical and/or biotechnology companies place on Autogen's candidate genes or drug targets compared to others could influence the terms of any licensing agreement. There can be no assurance that such terms negotiated will be commercially favourable to us. If the terms are not commercially favourable to us, it is likely that Autogen's future revenues will be adversely affected.

3.4.8 If Autogen's commercial partners are unsuccessful in developing and commercializing drugs and/or diagnostics based on Autogen's gene discoveries, Autogen will be unable to realize revenue from those discoveries

The development of marketable drugs will require Autogen's partners to undertake substantial funding to conduct clinical trials. In addition, Autogen's partners will also have to comply with regulations imposed by the relevant regulatory authorities in relation to the manufacturing and marketing of the products. There can be no assurance that any of Autogen's gene discoveries will successfully complete trials or that regulatory approvals to manufacture and market the drugs will ultimately be obtained.

Further, there are a number of risks in developing new drugs or diagnostics, any one of which, or any combination of which, will prevent or diminish the payment of royalty revenues to us by Autogen's partners. They include but are not limited to the following:-

- that the new products are ineffective;
- that the new products are toxic;
- that the manufacture is too difficult or costly for the market to support;
- that Autogen's partners' competitors are able to market a superior product with the same action; and
- that the regulatory approvals required by the Food and Drug Administration in the USA and/or similar regulatory bodies in other countries are not granted.

3.4.9 Autogen's competitors may make discoveries more quickly than us, or may discover more effective target genes than us

The pharmaceutical and biotechnology industry is made up of a large number of both large and small companies. Although there are many sources of industry intelligence and research information, it is extremely difficult to have precise or exact knowledge of whether there may be work already in progress or more advanced than those undertaken by us. From the current industry and research intelligence available to us, Autogen are aware that there are other parties making substantial investment into research and development programs on the management of the diseases that Autogen are currently investigating.

There is considerable competition to discover new genes related to human diseases from other companies within the pharmaceutical and biotechnology industry and also from academic and research institutions. It is possible that developments by others will render Autogen's current and proposed research programs or technologies obsolete. Many of these competitors have greater financial and human resources and more experience in research and development than us. To compete successfully, Autogen will have to demonstrate superiority in its research approach, including application of its technology platform and capability. The failure to make discoveries more quickly than its competitors will adversely affect Autogen's ability to compete for funding from other pharmaceutical and/or biotechnology companies and to enjoy the benefits of possible commercialisation of Autogen's gene discoveries.

3.4.10 Autogen may be unable to retain and attract the key personnel on which the success of Autogen's gene discovery programs and business operations depends

Autogen are heavily reliant upon the skills of Autogen's senior scientists, Autogen's Scientific Advisory Board members and Autogen's senior management. The loss of any of these key personnel may have an adverse material effect on Autogen's ability to conduct Autogen's operations. Autogen's ability to retain the services of the key personnel or find timely replacement for the loss of such key personnel is critical to Autogen's success. Autogen do not maintain any "key person" insurance on Autogen's key personnel.

In addition, any future inability to hire and/or retain the services of additional research personnel with appropriate qualifications may also have a negative impact on the material success of Autogen's operations.

3.4.11 The risk of failure tends to be higher at the earlier stages of research projects

Scientific discovery is inherently uncertain, and results can never be predicted with certainty. The risks of failure are higher when a project is at the early stages of the discovery and development path. Development of novel pharmaceutical and other medical products is beset by many risks relating to the usefulness of the test results and the timing and safety of the potential drugs. Biological systems are particularly notable for their variability and unpredictability, leading to failure in demonstration of consistent or reproducible results. Autogen's new gene discovery projects are invariably at a higher risk of failure than Autogen's established projects. Autogen are currently in the early stages of a new research program to find disease-related genes in depression and anxiety. This new research program may not match the success of Autogen's earlier research programs in diabetes and obesity. The failure to find and validate disease-linked genes in Autogen's new research program would detract from Autogen's ability to form links with the pharmaceutical industry and would adversely affect Autogen's future revenues.

3.4.12 If Autogen are unable to secure and maintain access to Autogen's human population samples, Autogen may be unable to continue Autogen's human population genetics program

Autogen's sample collections are from isolated populations with a particular susceptibility to disease conditions such as diabetes and obesity. Autogen have access to these sample collections through its agreements with IDI. They include collections from Mauritius, Nauru and Tasmania. If the agreements for access to these populations were to be withdrawn or terminated or access is denied for any other reason, Autogen's ability to carry out its discovery program would be adversely affected.

3.4.13 If Autogen are unable to maintain its access to the breeding colony of Israeli Sand Rats through its agreement entered into with IDI, or if the breeding program is adversely affected in any way, Autogen may be unable to continue its discovery program using the animal model

Autogen's discovery program is heavily dependent on its access to Israeli Sand Rats through its agreement entered into with IDI. If the agreement is terminated for any reason whatsoever, Autogen will no longer have access to the Israeli Sand Rat. Further, if the breeding colony is adversely affected in any way, it may hinder or terminate Autogen's discovery program.

3.4.14 If current regulations governing genetic research are made more restrictive, Autogen's research may be impeded or prevented

Research involving humans and gene technology is subject to governmental guidelines and regulations. Autogen's ability to conduct genetic studies may be impeded or prevented by changes in governmental or ethical regulations, over which it has no control.

3.4.15 Autogen's insurance coverage may not be adequate to cover any or all claims

Autogen maintains insurance coverage that is substantially consistent with industry practice. However, there is no guarantee that such insurance or any future necessary coverage will be available to us at economically viable premiums, if at all, or that, in the event of a claim, the level of insurance carried by us now or in the future will be adequate or that a liability or other claim would not materially and adversely affect Autogen's business.

3.4.16 Autogen's collaboration with Merck is essential to Autogen's business

As of today, Autogen's potential for the commercialisation of its gene discovery in Autogen's diabetes and obesity research programs lies only with Autogen's strategic collaboration with Merck. Autogen's research collaboration with Merck constitutes a key part of its business.

In the event that the research collaboration with Merck is terminated for any reason whatsoever and Autogen have not by then entered into collaboration with other pharmaceutical and/or biotechnology companies, there will be a material adverse effect on Autogen's prospects and its ability to generate future revenue.

3.4.17 Any material foreign exchange rate fluctuations may materially and adversely affect Autogen's financial results

The funding support that Autogen obtain from Merck is denominated in currencies such as European currency and United States dollars. However, the funding that Autogen provide to Deakin University and IDI to carry out the gene discovery programs as well as Autogen's expenses incurred in relation to Autogen's research programs are denominated in Australian dollars. As Autogen transact in several currencies, Autogen are exposed to foreign currency fluctuations. Generally, Autogen do not hedge Autogen's foreign currency exposure. Given that the reporting currency of Autogen's financial statements is in Australian dollars and the foreign composition of Autogen's revenue and costs, Autogen are exposed to foreign currency fluctuations between the foreign currencies and the Australian dollar.

3.4.18 *Autogen are heavily dependent on AXIS Consultants*

Autogen are heavily dependent on AXIS Consultants, a company which has some common directors with us, for Autogen's senior management, financial and accounting, corporate legal and other corporate headquarters functions. For example, Autogen's Chairman and Managing Director and General Manager Corporate & Company Secretary are employed by AXIS Consultants and, as such, is required by AXIS Consultants to devote substantial amounts of time to the business and affairs of the other clients of AXIS Consultants. There can be no assurance that these or other employees of AXIS Consultants will be made available for us to conduct Autogen's business and affairs.

If the Service Deed is terminated by AXIS Consultants, Autogen would be required to independently provide, or to seek an alternative source to provide, the services currently provided by AXIS Consultants. There can be no assurance that Autogen will be able to independently provide or find a third party to provide these services on a cost-effective basis. Autogen's inability to provide such services independently or to source for a third party to provide such services would have a material adverse effect on Autogen's operations.

3.4.19 Autogen will be exposed to possible volatility in the market price of Autogen's Shares after the issue due to various external factors and events

There is no assurance that an active trading market for Autogen's Shares will be sustained or that the market price for Autogen's Shares will not decline below the issue price. The market price of Autogen's Shares could be subject to significant fluctuations due to various external factors and events including the liquidity of Autogen's Shares in the market, difference between Autogen's actual financial or operating results and those expected by investors and analysts, the general market conditions and broad market fluctuations. Furthermore, the recent stock market volatility and weakness could result in Autogen's Shares trading at prices significantly below the issue price, without regard to Autogen's operating performance.

3.4.20 Future sale or availability of Autogen's Shares may exert a downward pressure on Autogen's share price

Any future sale or availability of Autogen's Shares may exert a downward pressure on Autogen's share price. The sale of a significant amount of Autogen's Shares in the public market after this offer, or the perception that such sales may occur could materially adversely affect the market price of Autogen's Shares. These factors also affect Autogen's ability to sell additional equity securities in the future.

3.4.21 Future dilution due to future capital requirements

Autogen's working capital and capital expenditure needs may vary materially from those presently planned. If Autogen do not meet Autogen's goals with respect to revenues, or costs are higher than anticipated, substantial additional funds may be required. Even if Autogen exceed Autogen's goals, the success may open new opportunities that may have to be filled quickly and this could also result in the need for substantial new capital. To the extent that funds generated from operations together with the proceeds from this Invitation have been exhausted, Autogen may have to raise additional funds to meet the new capital requirements. These additional funds may be raised by way of a limited placement or by a rights offering or through the issuance of new shares. In all such events, if any shareholders are unable or unwilling to participate in this additional round of fund raising, such shareholders may suffer dilution in their investment.

3.4.22 Negative publicity, including those relating to any of Autogen's substantial shareholders or key personnel, may adversely affect Autogen's Share price

Any negative publicity or announcement relating to any of Autogen's substantial shareholders or key personnel may adversely affect the stock performance of Autogen's Company, whether or not this is justifiable. This negative publicity or announcement may include involvement in legal or insolvency proceedings, failed attempts in takeovers, joint ventures or other business transactions.

3.4.23 Share Market Risk

Regardless of the performance of the Company, the day to day performance of the share market and general share market conditions may effect the Company. The share market has in the past and may in the future be affected by a number of matters including:

- Commodity prices;
- Economic conditions in general terms and in particular to the industry that a business operates in;
- Interest rates;
- Market confidence;
- Supply and demand for money;
- Currency exchange rates;
- General economic outlook; and
- Changes in government policy.

Part 4 - Additional Information



PART 4 ADDITIONAL INFORMATION

4.1 RIGHTS ATTACHING TO SHARES

4.1.1 General

The Shares to be issued pursuant to this Prospectus will as, from the date of their allotment, rank equally in all respects with all other Shares.

The rights and liabilities attaching to Shares:

- are detailed in the Company's Constitution, a copy of which can be inspected free of charge during normal business hours at its registered office; and
- in certain circumstances are regulated by the Corporation Act and other statutes, ASX Listing Rules and general law.

A summary of the most significant rights and liabilities attaching to the Shares is set out as Parts 4.1.2 to 4.1.9. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement persons should seek independent legal advice.

4.1.2 Reports and notices

Shareholders are entitled to receive all notices, reports, accounts and other documents required to be furnished to Shareholders under the Constitution of the Company, the Corporations Act and the ASX Listing Rules.

4.1.3 General meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative, to speak and to vote at general meetings of the Company.

Shareholders may requisition general meetings in accordance with both Section 249D and 249F of the Corporations Act and the Constitution of the Company. Shareholders are entitled to receive and consider reports at the Company's Annual General Meeting.

4.1.4 Voting

Subject to any rights or restrictions for the time being attached to a class of shares in the Company, at a general meeting of the Company, Shareholders may vote by show of hands with one vote per member unless before or on the declaration of the result of the show of hands a poll is demanded in accordance with the Constitution of the Company in which case each Shareholder present shall have one vote.

Under the Corporations Act and the Company's Constitution, a company which is a Shareholder is allowed to appoint a representative to attend a meeting on behalf of that company. In essence, a representative is no different to a proxy holder except that the form appointing a company representative must be lodged anytime before the commencement time of the meeting rather than 48 hours prior to the commencement of the meeting as is the case with proxies. On a poll, one vote is counted per Share.

Shareholders have voting rights to elect Directors, determine the remuneration of the Non-Executive Directors, and approve matters as required by the Company's Constitution, the ASX Listing Rules and by law including changes in the nature of the Company's business, sale of the Company's main business, issue of Shares if greater than fifteen per cent of the existing Shares on issue and not on a pro-rata basis, reduction of capital, change of name and change of rights of Shareholders.

4.1.5 Dividends

Subject to the rights of holders of Company shares with any special rights (at present there are none), Shareholders have no entitlement to a dividend other than that determined by Directors from time to time. The Directors may declare and authorise the distribution from the profits of the Company of dividends which are distributed to Shareholders according to the rights and interests of Shareholders. The Directors may determine the property to constitute the dividend and fix the time for distribution. Except to the extent that the terms of issue of Shares provide otherwise, each dividend must be distributed according to the amount paid upon the Share in a manner calculated in accordance with the Company's Constitution.

4.1.6 Winding up

If the Company is wound up and, after distribution of assets to repay paid up capital, there remain assets available for distribution to members (in that capacity), those assets will be distributed to Shareholders such that the amount distributed to a Shareholder in respect of each Share is proportional to the amount paid up on that Share compared with the total paid up capital of the Company.

4.1.7 Transfer of Shares

Generally, Shares in the Company are freely transferable (subject to formal requirements) provided that the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia (including ASX Listing Rules and SCH Business Rules).

4.1.8 Directors

The Company's Constitution contains provisions relating to rotation of Directors (other than Managing Directors and alternate Directors).

4.1.9 Miscellaneous

Under the Company's Constitution, the Directors are empowered to issue Shares with preferred, deferred or other rights.

The Company's Constitution contains other provisions usual for listed companies and the Constitution has been lodged with the ASIC and the ASX.

4.2 MATERIAL CONTRACTS

4.2.1 Research and Licence Agreement (Field of Obesity) dated 28 April 1999 ("Obesity Research Agreement"), as amended by the Addendum dated 15 March 2001

On 28 April 1999, Autogen entered into the Obesity Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in obesity ("Obesity Research Project"). The Obesity Research Project is divided into 2 stages: Stage 1 Research and Stage 2 Research. The Addendum has extended the Stage 1 Research and Stage 2 Research to 30 June 2006.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

Stage 1 Research

Pursuant to the Obesity Research Agreement, Autogen funds Stage 1 Research. Merck has provided us with an up-front payment of FFR 1,000,000 in consideration of us entering into the Obesity Research Agreement and granting to Merck a licence of Autogen's patents and know-how relating to or arising from the Stage 1 and Stage 2 Research. Further, Merck has given us funding of FFR500,000 in respect of the first year of Stage 1 Research.

Merck shall pay us FFR 500,000 annually for each annual extension of the Stage 1 Research.

Merck has up to 24 months after the research term for Stage 1 Research has expired ("Option Period") to exercise its option. Merck is entitled during the Option Period to exercise its option which requires us to proceed to Stage 2 Research with respect to a novel gene product identified at Stage 1 Research.

Merck has exercised its option with respect to the *Beacon* gene and has paid us FFR 3,000,000 for the transition of the *Beacon* gene to Stage 2 Research. The parties have also executed a commercialisation licence in respect of the Beacon gene.

Stage 2 Research

Where Merck has exercised its option in respect of a novel gene product discovered in Stage 1 Research, Merck will bear all research and development costs in respect of that novel gene product until completion of the Stage 2 Research.

Merck has the right at its own option and without liability to us to stop an individual Stage 2 Research program if further development is not justifiable for reasons such as efficacy, safety or medical reasons or a substantial change of economic factors. If Merck stops a Stage 2 Research program, it retains the exclusive ownership of the relevant Stage 2 results provided that Autogen may request for a commercial and research licence of such Stage 2 results, the terms of which will be negotiated in good faith.

In the event Merck wishes to in any way, use, commercialise, licence or assign results of Stage 2 Research, then it must enter into a commercialisation licence in respect of those Stage 2 Research results with us to the effect that Autogen will receive royalties in respect of such use, commercialisation, licensing or assignment.

Merck also agrees to grant to us a non-exclusive royalty-free right, to use for the purposes of Autogen's internal research, the Stage 2 Research results. If such internal research by us leads to an invention which can be commercialised, then Merck will have the first right of refusal to commercialise such invention. If parties cannot reach an agreement on the terms thereof within 90 days of Autogen's formal offer to Merck, then Autogen are free to offer the commercialisation opportunity to third parties, subject to terms which are not more favourable than those offered to Merck.

Post-Stage 2 Research

At the end of Stage 2 Research, Merck may take a discovery at Stage 2 Research into further development which may include pre-clinical development and clinical trial. When a discovery enters phase 3 clinical trials, Merck must pay to us a milestone payment:-

(i) if Merck elects to enter into a joint venture agreement with us, FFR5,000,000 (less the amount that has been paid in respect of the first transition of the *Beacon* gene to Stage 2 Research); or

(ii) in all other cases, FFR20,000,000 (less any amount that has been paid in respect of the first transition of the *Beacon* gene to Stage 2 Research) provided that FFR10,000,000 of such milestone payment will be treated as advance royalty and be credited against future royalty payments, if any, payable to us.

Termination

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete the remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Obesity Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking to remedy completely the breach as soon as practicable.

4.2.2 Research and Licence Agreement (Field of Diabetes) dated 28 April 1999 ("Diabetes Research Agreement") as amended by the Addendum dated 16 March 2001

On 28 April 1999, Autogen also entered into the Diabetes Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in diabetes ("Diabetes Research Project"). The Diabetes Research Program is similarly divided into 2 stages: Stage 1 Research and Stage 2 Research.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

The terms and conditions of the Diabetes Research Agreement are substantially similar to those of the Obesity Research Agreement. (refer Part 4.2.1)

4.2.3 Commercialisation Licence (Field of Obesity) "Beacon" dated 28 April 1999 ("Commercialisation Licence")

Further to the Obesity Research Agreement mentioned in clause 4.2.1 above, Autogen entered into the Commercialisation Licence with Merck pursuant to which Autogen grant to Merck an exclusive worldwide licence to :

(i) use Autogen's patents and any patent arising from Stage 1 Research under the Obesity Research Agreement ("Licensed Patents");
(ii) use Autogen's know-how and any know-how arising from Stage 1 Research under the Obesity Research Agreement ("Licensed Technology"); and
(iii) exploit the products produced using the Licensed Patents and Licensed Technology ("Products").

In consideration of the grant of the licence, Merck agrees to pay us in respect of sales of the Products a royalty equal to the following:

(i) for yearly net sales value of products up to US$100,000,000, at the rate of 5%;
(ii) until the yearly net sales value of Products reaches US$300,000,000, in respect of yearly net sales value between US$100,000,000 and US$300,000,000, at the rate of 6%; and
(iii) once the yearly net sales value of Products exceed US$300,000,000 in respect of all yearly net sales value in excess of US$300,000,000, at the rate of 7%.

Merck has the right to sub-license the Products provided that the net sales value of any products by the sub-licensee is to be included in the net sales value upon which Autogen's royalties will be calculated.

The term of this Commercialisation Agreement is for as long as any Product is still covered by the Licenced Patents.

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete the remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Obesity Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking to remedy the breach as soon as practicable.

To date, Autogen have not received any royalties pursuant to the Commercialisation Licence.

4.2.4 Research and Licence Agreement (Strategic Alliance in Human Gene) dated 11 February 2002 ("Human Gene Research Agreement")

On 11 February 2002, Autogen entered into the Human Gene Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in diabetes and obesity using the health databases, the access of which Autogen have through Autogen's contracts with IDI ("Human Gene Project"). The Human Gene Project is similarly divided into 2 stages: Stage 1 Research and Stage 2 Research.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

Stage 1 Research

Merck provides us with USD1,000,000 in respect of Stage 1 Research for each year during the research term.

Merck has up to 24 months after the research term for Stage 1 Research has expired ("Option Period") to exercise its option. Merck is entitled during the Option Period to exercise its option which requires us to proceed to Stage 2 Research with respect to a novel gene product identified at Stage 1 Research.

Stage 2 Research

Where Merck has exercised its option in respect of a novel gene product discovered in Stage 1 Research, Merck will pay us FFR5,000,000 prior to commencement of Stage 2 Research for the first discovery.

Merck has the right at its own option and without liability to us to stop an individual Stage 2 Research program if further development is not justifiable for reasons such as efficacy, safety or medical reasons or a substantial change of economic factors. If Merck stops a Stage 2 Research program, it retains the exclusive ownership of the relevant Stage 2 results provided that Autogen may request for a commercial and research licence of such Stage 2 results, the terms of which will be negotiated in good faith.

In the event Merck wishes to in any way, use, commercialise, licence or assign results of Stage 2 Research, then it must enter into a commercialisation licence in respect of those Stage 2 Research results with us to the effect that Autogen will receive royalties in respect of such use, commercialisation, licensing or assignment.

Merck also agrees to grant to us a non-exclusive royalty-free right, to use for the purposes of Autogen's internal research, the Stage 2 Research results. If such internal research by us leads to an invention which can be commercialised, then

Merck will have the first right of refusal to commercialise such invention. If parties cannot reach an agreement on the terms thereof within 90 days of Autogen's formal offer to Merck, then Autogen are free to offer the commercialisation opportunity to third parties, subject to terms which are not more favourable than those offered to Merck.

Post-Stage 2 Research

At the end of Stage 2 Research, Merck may take a discovery at Stage 2 Research into further development which may include pre-clinical development and clinical trial. When a discovery enters phase 3 clinical trials, Merck must pay to us a milestone payment:

(i) in the case where the gene and/or protein can be directly useable as drug and if Merck elects to enter into a joint venture agreement with us, FFR5,000,000 for Merck's exclusive rights in Europe (less the amount that has been paid in respect of the first transition of a novel gene to Stage 2 Research); or Autogen having the rights to develop and market such Autogen inventions in the rest of the world.

(ii) in the case where the gene and/or protein can be used for discovery of chemical or biological compounds, FFR20,000,000 for Merck's worldwide exclusive rights (less any amount that has been paid in respect of the first transition of a novel gene to Stage 2 Research) provided that FFR10,000,000 of such milestone payment will be treated as advance royalty and be credited against future royalty payments, if any, payable to us; and Merck will find the whole further development.

(iii) in the case where the gene and/or protein can be used for discovery of chemical or biological compounds, FFR5,000,000 for Merck's exclusive rights in Europe. Merck will fund a third of the further common development expenses, the joint venture will find the other two thirds.

The Human Gene Research Agreement will expire on 31 December 2005. Parties may extend by mutual agreement.

Termination

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Human Gene Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking.

Attached as an appendix to the Human Gene Research Agreement is a pro-forma commercialisation agreement which sets out certain pre-agreed terms if a discovery results in commercialisation. Under this agreement Autogen grants to Merck an exclusive worldwide licence to:

(i) use Autogen's patents and any patent arising from Stage 1 Research under the Human Gene Research Agreement ("Licensed Patents");
(ii) use Autogen's know-how and any know-how arising from Stage 1 Research under the Human Gene Research Agreement ("Licensed Technology"); and
(iii) exploit the products produced using the Licensed Patents and Licensed Technology ("Products").

In consideration of the grant of the licence, Merck agrees to pay us in respect of sales of the Products a royalty equal to the following:

(i) for yearly net sales value of products up to US$100,000,000, at the rate of 5%;
(ii) until the yearly net sales value of Products reaches US$300,000,000, in respect of yearly net sales value between US$100,000,000 and US$300,000,000, at the rate of 6%; and
(iii) once the yearly net sales value of Products exceed US$300,000,000 in respect of all yearly net sales value in excess of US$300,000,000, at the rate of 7%.

Merck has the right to sub-license the Products provided that the net sales value of any products by the sub-licensee is to be included in the net sales value upon which Autogen's royalties will be calculated.

The term of this Commercialisation Agreement is for as long as any Product is still covered by the Licenced Patents.

Either party may terminate this agreement if, *inter alia*:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing ("Undertaking") to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Human Gene Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the Undertaking.

4.2.6 Service Agreement dated 21 December 2001 entered into with Sequenom Inc. ("Sequenom Agreement")

Pursuant to the Sequenom Agreement, Sequenom provided funding of US$550,000 to Autogen to allow Autogen to utilize its eXpress Technology Platform, expertise and resources for the purpose of validating and functionally characterizing Sequenom's proprietary genetic targets provided by Sequenom.

The agreement is for a period of twelve months. Autogen has no rights to any intellectual property generated by the research.

4.2.7 Research Agreement dated 28 February 1997 entered into with Deakin University and IDI ("Deakin Agreement I")

The Deakin Agreement I with Deakin University and IDI covers the Israeli Sand Rat genetics project with the goal of discovering novel genes linked to the development of obesity and Type 2 diabetes ("Obesity and Diabetes Project"). IDI, the owner of the Israeli Sand Rat colony based at Deakin University makes the Israeli Sand Rats available to Deakin University for the purposes of the Obesity and Diabetes Project.

For the financial year ending 30 June 2002, Autogen pay Deakin University at quarterly intervals subject to performance reviews. In return, Autogen will own 90% of all intellectual property developed, acquired, or created either directly or ancillary to the Obesity and Diabetes Project ("Intellectual Property"). Deakin University and IDI will own the remaining 10% in equal proportions.

Deakin University and IDI also grant to us for a term of 25 years commencing from 14 February 1997, an exclusive worldwide licence of their pre-existing intellectual property and their Intellectual Property. The pre-existing intellectual property as stated in Schedule 4 of the Deakin Agreement I refers to the Australian Provisional Patent Application No. PO 1085/96 entitled "Treatment of Obesity" filed on 18 July 1996.

Autogen also have the rights to sub-license Autogen's rights and to decide in Autogen's absolute discretion as to how the Intellectual Property and the products and results of the Obesity and Diabetes Project ("Products") are to be commercially exploited.

If the Products are successfully commercialised, Autogen will pay to Deakin University an annual royalty based on 1% of the net sales revenue received by us.

The Deakin Agreement expires on 30 June 2002 and it may be extended by parties annually.

Autogen may, by notice in writing to Deakin University and IDI, immediately terminate the Deakin Agreement in whole or in part if a ground of termination occurs. The grounds of termination include, *inter alia*, the failure of Deakin University to achieve the milestones set out in the budgets and workplans or maintain the best professional standards or the failure of Deakin University to commence work on the Obesity and Diabetes Project within 30 days of the date of this Deakin Agreement.

4.2.8 Research, Licence and Commercialisation Agreement dated 14 January 1998 entered into with IDI ("IDI Agreement II")

Autogen entered into the IDI Agreement II with IDI pursuant to which Autogen appoint IDI to conduct a research program in human diabetes and obesity gene discovery program ("Human Genes Discovery Project").

The parties acknowledge and agree that Autogen shall own 51% of all intellectual property ("Intellectual Property") developed, acquired or created pursuant to the Diabetes Genes and New Therapies Project and IDI shall own the remaining 49%.

Pursuant to the IDI Agreement II, IDI grants to us for a term of 25 years commencing from 1 January 1998, an exclusive worldwide licence to use the Intellectual Property for the purpose of developing and commercially exploiting the results of the Diabetes Genes and New Therapies Project.

Autogen also have the right to sub-license Autogen's rights and to decide in Autogen's absolute discretion as to how the Intellectual Property and the results and products of the Diabetes Genes and New Therapies Project ("Products") are to be commercially exploited. If the Products are successfully commercialised, Autogen will pay IDI an annual royalty based on 2% of Autogen's royalties.

If Autogen have not developed and commercially exploited the Intellectual Property and the Products within one year of the expiration of the IDI Agreement II, IDI may seek approval in writing from us to develop and commercially exploit the Intellectual Property and the Products. If Autogen grant such approval, IDI shall pay us an annual royalty equal to 2% of their royalties.

In the event that a ground of termination occurs under the IDI Agreement, Autogen may give 30 days written notice to IDI of Autogen's intention to terminate the IDI Agreement II which will then terminate at the expiration of the 30-day period. The grounds of termination include, *inter alia*, the failure of IDI to achieve the milestones set out in the IDI Agreement II or to maintain the best professional standards.

IDI may give 30 days written notice to us of its intention to terminate the IDI Agreement II if Autogen fail to provide the funding, unless Autogen resumes payment of the funding within the 30-day period, failing which the IDI Agreement II shall terminate at the expiration of the 30-day period.

The initial term of the IDI Agreement II was for 1 year commencing from 1 January 1998 and it has been extended to 30 June 2002.

4.2.9 Research Agreement with the International Diabetes Institute and Menzies Research Unit dated 7 February 2002 ("Menzies Agreement")

Pursuant to the Menzies Agreement, Autogen has appointed IDI and Menzies Research Unit to undertake a project to identify a gene or genes specific for diabetes, dyslipidemia, obesity and other components of the metabolic syndrome, by the analysis of biological samples provided exclusively to IDI from the Menzies Research Unit obtained from selected families or individuals having or thought to have an hereditary disposition to the aforementioned conditions.

The Menzies Agreement is a 1 year agreement to 30 September 2002 and is capable of being extended by mutual agreement.

Autogen has the rights to all research, discoveries, inventions, secret processes, designs, improvements in procedure or methods and other rights and all intellectual property since 1 June 1998 is the property of Autogen.

4.2.10 Research, Licence and Commercialisation Agreement dated 16 August 2000 entered into with Deakin University ("Deakin Agreement III")

Pursuant to the Deakin Agreement III, Autogen provide funding for research into gene discovery in the area of depression ("Gene Discovery in Depression Project"). In consideration of us providing the funding, Autogen will have sole ownership of all intellectual property created by the research and development program undertaken by Deakin University.

The Deakin Agreement III expires on 30 June 2002 and may be extended by the parties annually.

Pursuant to the terms of the Deakin Agreement III, Autogen will pay to Deakin University 1% of the net sales revenue received by us if: (i) Autogen commercialise any of the products of the research program; or (ii) Autogen grant licences to a third party to commercialise such products of the research program.

Autogen may terminate the Deakin Agreement III by giving a 30 days' written notice to Deakin University if a ground of termination occurs under the agreement. The grounds of termination include, *inter alia*, the failure of Deakin University to achieve the milestones set out in the budgets and the failure of Deakin University to commence work on the research program within thirty days of 1 April 2000.

Deakin University may terminate the agreement by giving us a 30 days' written notice if Autogen fail to, *inter alia*, provide the funding at all for the initial term.

4.2.11 Licensing Arrangement with Kyokuto Pharmaceutical Industrial Co Ltd

Autogen entered into the Kyokuto Agreement with Kyokuto Pharmaceutical Industrial Co. Ltd, Japan ("Kyokuto") whereby Autogen grant to Kyokuto a sole licence of Autogen's licensed technology and licensed patents (the "Rights") relating to a diagnostic kit incorporating GAD as the primary active constituent for use in the diagnostic and presymptomatic detection of Type 1 diabetes (the "Product"). This licence will allow Kyokuto to make, hire, sell or otherwise dispose of the Products in Japan by utilising the licensed patents and licensed technology for the purposes of diagnostics.

Notwithstanding the grant of the sole licence to Kyokuto, Autogen may grant to a third party a non-exclusive licence in respect of the Rights in Japan to manufacture and sell a diagnostic using GAD, subject to the third party taking at least a non-exclusive licence in respect of Autogen's licensed patents for the rest of the world.

In consideration of the grant of the sole licence, Kyokuto paid us in 1999 an upfront fee of US$100,000. Further, Kyokuto also agrees to pay us:

(i) in respect of sales of Products covered by Autogen's licensed patents in Japan, a royalty equal to 10% of the net sales value of each Product sold; and
(ii) if the Product is not covered by Autogen's licensed patents, a royalty of 3.5% of the net sales value of the Products.

Kyokuto is also under the obligation to use its best endeavours, at its own expense, to:

(i) promote, distribute and sell the Product in Japan in order to obtain the optimum market potential for the Product;
(ii) provide and maintain such sutiable places of business for the storage, handling and sale of the Product at such locations throughout Japan as it thinks fit;
(iii) provide and maintain such marketing, sales and office staff to promote and sell the Product in accordance with the Kyokuto agreement, such personnel to be deemed the agents, representatives or employees of Kyokuto and not Autogen's;
(iv) maintain in Japan sufficient stocks of the Product to meet the market demand for the Product; and
(v) no later than 2 years prior to the commencement of each year during the term of the Kyokuto Agreement prepare sales and marketing plans in respect of the Product in Japan for discussion with us.

The term of this agreement is for 15 years or for such period that the Product is still covered under a patent, whichever is longer.

Either party may terminate this agreement if, *inter alia* :

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing ("Undertaking") to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under this agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the Undertaking.

4.2.12 Arrangements with AXIS Consultants

Summary of Service Agreement dated 25 November 1988

AXIS Consultants provides management services to the Company and provides certain facilities and equipment for the use of the Company in order for the Company to conduct its business. Services include but are not limited to provision of staff, payroll facilities and employee records required by law and by usual accounting procedures, provision of all types of insurance in accordance with prudent business practice, provision of legal, financial and accounting advice and services, provision of stationery, furniture, furnishings, flower arrangements, log book facilities, reference books, periodicals, transport, secretarial facilities, telephone answering services, photocopying, duplicating facilities and office and other accommodation.

The Company must not obtain these services other than from AXIS Consultants or shall not itself perform or provide the services contemplated by the Agreement without the consent of AXIS Consultants.

The Company pays AXIS Consultants in consideration of the services provided a service fee equal to the cost and expense to AXIS Consultants of providing the services, facilities and equipment. AXIS Consultants may charge an additional service fee of 15 per cent thereof. The parties have the ability to vary this service fee from time to time by mutual written agreement and, by mutual agreement AXIS Consultants has not been charging a service fee to the Company. AXIS Consultants provides an invoice to the Company for services rendered and the Company is required to pay this invoice within 21 days of the date of the invoice.

The Company is required to indemnify AXIS Consultants for all costs, expenses, claims, outgoings, damages and liabilities incurred, resulting or arising directly or indirectly from the provision or termination of services, facilities and equipment to the Company pursuant to the Service Agreement and shall include any breach by the Company of the Service Agreement or any lease agreement or other agreement with AXIS Consultants or any breach by AXIS Consultants of any lease or other agreement, such breach having been caused by, resulting or arising from some act or omission by the Company.

The Company is required to maintain all equipment provided by AXIS Consultants for the use by the Company in carrying out its business in a good state of repair, ensure such equipment is only used by properly qualified or licensed personnel and ensure that all equipment is safe for use and operation.

The Service Agreement may be terminated by 60 days prior written notice by either party. AXIS Consultants has advised the Company that it has no current intention to terminate the Service Agreement. In addition the Directors believe that they have sufficient alternative sources to provide the necessary services currently provided by AXIS Consultants and whilst costs may increase the Directors believe that no major disruption to the Company's operations would occur.

Should the Company wish to terminate the Service Agreement, the Company must set out in the notice of termination any of the staff employed by AXIS Consultants whose services have been provided wholly for the conduct of the Company's business that the Company wishes to offer employment to after the termination of the Service Agreement and those items of equipment for which the Company desires to retain possession. Should the Company give such notice, AXIS Consultants is required to terminate the employment of such staff and the Company will offer employment to those staff. AXIS Consultants is required to arrange for the transfer of any equipment to the Company which the Company desires to retain. Any cost involved in terminating staff or transferring equipment will be to the cost of the Company.

4.3 INSPECTION OF DOCUMENTS

The following documents are available for inspection without charge during normal business hours at the registered office of the Company.

- this Prospectus;
- the Constitution of the Company;
- the material contracts referred to in Part 4.2;
- the consents of the Experts referred to in Part 4.10; and
- copies of all announcements to the ASX referred to in Part 3.2.

4.4 DIRECTORS' INTERESTS IN THE SECURITIES OF THE COMPANY

As at 2 May 2002, the Directors had no relevant interests in the securities of the Company other than Mr. Gutnick who holds 200,000 Employee Options.

Edensor holds 5,782,628 Shares and 7,394,324 options expiring 12 March 2010 in the Company and Mr Gutnick is a Director and Shareholder of Edensor. Edensor is the trustee for the Gutnick Family Trust.

4.5 DIRECTORS' INTERESTS IN CONTRACTS WITH THE COMPANY

Kimberley Gardens

Mr. Joseph Gutnick is a director and shareholder of the company which owns the Kimberley Gardens Boutique Hotel and Conference Centre which has provided services on normal commercial terms to the Company during the two years preceding the date of this Prospectus. The aggregate amount paid for such services was $8,937.

Indemnity Deed and Access and Insurance Deed

At the 1999 Annual General Meeting of the Company, the members approved, inter alia, the following:

- the entry by the Company into an Indemnity Deed with each of the Directors which will indemnify them against liability incurred to a third party (not being the Company or any related company) where the liability does not arise out of conduct including a breach of good faith. The Indemnity Deed will continue to apply for a period of 10 years after a Director ceases to hold office;
- the entry by the Company into a Director's Access and Insurance Deed with each of the Directors pursuant to which a Director can request access to copies of documents provided to the Director whilst serving the Company for a period of 10 years after the Director ceases to hold office. There will be certain restrictions on the Directors' entitlement to access under the proposed deed. In addition the Company will be obliged to use reasonable endeavours to obtain and maintain insurance for a former Director similar to that which existed at the time the Director ceased to hold office.

Other than as set out above, the Directors have no interests in contracts with the Company.

4.6 DIRECTORS' FEES AND BENEFITS

Historically, the remuneration of two of the Directors has been paid by AXIS Consultants and recovered from the Company relative to the level of activity. In addition, the Company has paid one Director directly for services. In March 2000, the Company issued 1,000,000 Employee Options to Mr. J. I Gutnick. The Company loaned the issue price of those Employee Options to Mr. Gutnick in accordance with the Employee Share Option Plan. Both the terms of the Employee Sharee Option Plan and the issue of 1,000,000 Employee Share Options to Mr. Gutnick were approved by Shareholders at the Company's 1999 Annual General Meeting. As a result of the consolidation of shares approved by Shareholders on 18 August 2000, the Employee Options were reorganized such that Mr. Gutnick now holds 200,000 Employee Options.

Total income received or receivable by Directors including aggregate amounts paid to persons or superannuation funds in respect of the eventual retirement of the Directors for the two years ending 30 April 2002 was $924,123.

At the date of this Prospectus there does not exist a contingent liability of the Company in respect of termination benefits under a service agreement with either Directors or persons who take part in the management of the Company.

Shareholders at the Annual General Meeting held on 3 November 1999 passed a resolution increasing the maximum amount of Directors' fees payable to

$200,000 per annum to be allocated amongst existing and any future Non-Executive Directors as the Board of Directors agree.

4.7 OTHER INTERESTS OF DIRECTORS

Except as disclosed in this Prospectus no Director has, or has had within two years of lodgment of this prospectus, any interest in

- The formation or promotion of the Company;
- Any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue; or
- The Rights Issue.

Except as disclosed in this Prospectus, no person has paid or agreed to pay any amount to any Director, or has given or agreed to give any benefit to any Director or any company or firm which with the Director is associated, to induce the Director to become, or to qualify as, a Director of the Company or otherwise for services rendered by the Director or any company or firm which with the Director is associated in connection with the formation or promotion of the Company or the Rights Issue.

4.8 INTERESTS OF EXPERTS

Except as disclosed below, no person who is named herein as performing a function in a professional advisory capacity in connection with the preparation of or distribution of this Prospectus has, at the time of lodgment of this Prospectus with ASIC, or has had within two years of lodgment of this Prospectus, any interest in

- the formation of promotion of the Company;
- any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue; or
- the Rights Issue.

All amounts paid or agreed to be paid and the value of any benefit to such persons for services rendered in connection with the promotion or formation of the Company and the Rights issue are set out below.

- No form of payment or benefit of any kind will be made or agreed to be made to the person other than in cash.
- In the two years before lodgment of this Prospectus, PKF have been paid fees for their professional services in the amount of $35,750.
- In the two years before lodgment of this Prospectus, Schetzer Brott & Appel have been paid fees for their professional services in the amount of $7,964. Fees to Schetzer Brott & Appel for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $15,000.
- In the two years before lodgment of this Prospectus, Davies Collison Cave have not provided any professional services. Fees to Davies Collison Cave for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $325,725.
- In the two years before lodgment of this Prospectus, Foursight Associates have not provided any professional services. Fees to Foursight Associates for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $7,500.

4.9 CONSENTS

Computershare Investor Services Pty Ltd has given, and at the date hereof has consented to be named in the Prospectus as Share Registry. Computershare Investor Services Pty Ltd has not been involved in the preparation of this Prospectus nor has it authorised or caused the issue of any part of this Prospectus.

PKF has consented to be named in the Prospectus as Auditor. PKF has not otherwise been involved in the preparation of this Prospectus nor has it authorised or caused the issue of any other part of this Prospectus.

Schetzer Brott & Appel has consented to be named in the Prospectus as Solicitors. Schetzer Brott & Appel has not authorised or caused the issue of any other part of this Prospectus.

Foursight Associates Pty Ltd has prepared an Independent Expert's Report appearing in Part 7.1 of this Prospectus. The Company has agreed to pay the fees of Foursight Associates Pty Ltd on the basis of its usual charge out rates. These fees are expected to total $30,000. Foursight Associates Pty Ltd does not make, or purport to make, any statement in this Prospectus other than its report and is not responsible for any other statement. Foursight Associates Pty Ltd has given its written consent to this issue of the Prospectus with its Independent Expert's Report appearing in Part 7.1 of this Prospectus in the form and context in which it is included and has not withdrawn its consent prior to lodgement of this Prospectus with ASIC.

Davies Collison Cave has prepared an Independent Patent Attorney's Report appearing in Part 7.2 of this Prospectus. The Company has agreed to pay the fees of Davies Collison Dave on the basis of its usual charge out rates. These fees are expected to total $1,200. Davies Collison Cave does not make, or purport to make, any statement in this Prospectus other than its report and is not responsible for any other statement. Davies Collison Cave has given its written consent to this issue of the Prospectus with its Independent Expert's Report appearing in Part 7.1 of this Prospectus in the form and context in which it is included and has not withdrawn its consent prior to lodgment of this Prospectus with ASIC.

There are a number of persons referred to elsewhere in this Prospectus who are not experts and have not made statements included in this Prospectus. These persons did not consent to being named in this Prospectus and did not authorize or cause the issue of this Prospectus.

4.10 DIRECTORS' AUTHORISATION

Each of the Directors of the Company has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

Part 5 - Definitions



PART 5 DEFINITIONS

In this Prospectus and the accompanying application forms, the following definitions apply where the context so admits:-

Group Companies

"Autogen" or "Company " or "us"	:	Autogen Limited
"Autogen Research" or "Subsidiary"	:	Autogen Research Pty Ltd, Autogen's wholly-owned subsidiary
"Group"	:	Autogen and Autogen Research

Other Organisations

"ASIC"	:	Australian Securities and Investments Commission
"ASX"	:	Australian Stock Exchange Limited
"AXIS Consultant's"	:	AXIS Consultants Pty Ltd
"IDI"	:	International Diabetes Institute in Melbourne
"Merck"	: :	Lipha S.A.S (to be renamed Merck Sante S.A.S), a subsidiary of Merck KgaA of Darmstadt, Germany
"Sequenom"	:	Sequenom, Inc., a major USA biotechnology company
"Centre for Human Statistical Genomics"		The Centre for Human Statistical Genomics, San Antonio, Texas, USA

General

"ACLR Act 1998"	:	The Australian Company Law Review Act 1998
"AGM"	:	Annual General Meeting
"ASX Listing Rules"	:	The official listing rules of the ASX from time to time as waived or modified in respect of the Company in any particular case
"Corporations Act"	:	Corporations Act of 2001, Australia
"Employee Options"	:	The options which have been or may be granted pursuant to Autogen's employee share option plan
"Offer"	:	The Offer of approximately 12,672,391 Shares at an issue price of 65 cents per share pursuant to this Prospectus.
"Options"	:	The options which have been issued pursuant to a renounceable Rights Issue of options carried out by Autogen in year 2000
"Senior Scientists"	:	Autogen's senior scientists whose names appear in this Prospectus
"Shares"	:	Fully paid ordinary share in the Company.

PART 5 DEFINITIONS

In this Prospectus, the following medical and technical terms and abbreviations have, where appropriate, been used:

"Antibody"	:	Proteins produced by the immune system to fight infections in response to an Antigen.
"Antigen"	:	A substance (e.g. a virus or bacterium) that causes an immune system response.
"Bioinformatics"	:	The use of computers for high-speed, high-volume analysis and management of genomic and biological data.
"Biotechnology"	:	The application of science and engineering to the direct or indirect use of living organisms, their parts or their products, in their natural or modified form to provide goods and services. Biotechnology is used to develop products for human health care, agriculture productivity, animal health, food safety and nutrition, and chemical and environmental improvement.
"Biomedical"	:	Biological and medical ie. encompassing both the science(s) and the art of medicine.
"DNA"	:	Deoxyribonucleic acid. The master (double-helix) molecule that encodes genetic information.
"DNA sequence"	:	The exact order of nucleotides (or bases) in a given stretch of DNA.
"GAD"	:	Glutamic Acid Decarboxylase. Autoantibodies to GAD are often found in Type 1 diabetes and their presence in serum can lead to the diagnosis of this disease.
"Gene"	:	The fundamental physical and functional unit of heredity. A gene is a length of DNA that provides the code for a specific bodily function, usually the production of a specific protein. Its sequence of base pairs and its position on a Chromosome provide the code for the making of specific proteins.
"Gene chips"	:	See "microarrays".
"Gene mapping"	:	Charting the positions of genes or markers along the chromosomes.
"Genetics"	:	The study of patterns of inherited traits.
"Genome"	:	The sum total of all genetic material in the chromosome of an organism.
"Genotype"	:	The actual genetic composition of a living organsim which provides information about the nature of disease and the kind of

		medicine most likely to be safe and effective.
"High throughput"	:	High mechanised and computerised technology for the analysis of large numbers of samples..
"Insulin"	:	A polypeptide hormone that regulates blood sugars.
"In vitro"		This term refers to an experiment performed in an artificial biological environment such as one created in a test tube or in culture media.
"In vivo"		Refers to an experiment performed in a living body or organism. In vivo can also be used to refer to a process or reaction in a living body or organism.
"Metabolic diseases or metabolic disorders"	:	Generic term for diseases caused by an abnormal metabolic process. It can be congenital due to inherited enzyme abnormality (metabolism, inborn errors) or acquired due to disease of an endocrine organ or failure of a metabolically important organ such as the liver.
"Metabolism"	:	The sum of all the physical and chemical processes by which living organised substance is produced and maintained (anabolism) and also the transformation by which energy is made available for the uses of the organism (catabolism).
"Microarrays"	:	Small, orderly arranged samples of biological material (e.g. DNA or RNA) on an inert substance (e.g. glass slide). These microarrays or "gene chips" allow many different genes to be studied simultaneously and can be used for sequencing, expression studies or diagnostics.
"Phenotype"	:	The physical characteristics of a genetic trait as expressed or are observable in a living organism.
"Polygenic"	:	Caused by several gene mutations working together.
"Polymorphism"	:	A variation in the sequence of a segment of DNA among individuals.
"Protein"	:	A class of large and important molecules composed of amino acids. Includes antibodies, hormones and enzymes. The structure of these molecules will govern their operation.
"Proteomics"	:	The study of the entire protein complement of the cell. It involves the identification and quantification of proteins encoded by genes and also the determination of their localization, modifications, interactions, activities, and ultimately, their function. Proteomics also involves exploring the correlation of proteins with disease.
"Receptor"	:	A site on a cell (often on a membrane) that can combine with a specific type of molecule to alter the cell's function..
"RNA"	:	Ribonucleic acid. Similar to DNA in structure but more directly active in processes outside the nucleus. Primarily known for

directing the synthesis of proteins.

"SNPs" : Single nucleotide polymorphisms are DNA sequence variations that occur when a single nucleotide (A, T, C or G) in the genome sequence is altered. For example, a SNP may change the DNA sequence A**A**GGCTAA to A**T**GGCTAA. SNPs can occur in both coding (gene) and noncoding regions of the genome. Many SNPs have no effect on cell function but some could predispose people to disease or influence their response to a drug.

"Therapeutics" : Any agents (drug, genes, proteins etc) that re beneficial in a disease healing process.

"Type 2 diabetes" : A form of diabetes that occurs mainly in adults and is also known as non-insulin dependent diabetes. Type 2 diabetes can be associated with obesity.

Part 6 - Appendices



FOURSIGHT

ASSOCIATES PTY LTD

Dr Graham Mitchell AO, Sir Gustav Nossal AC CBE, Professor David Penington AC, Dr John Stocker AO
Richard Allen Building, Level 2, 164 Flinders Lane, Melbourne, Victoria, 3000, Australia
Telephone +613 9288 5414 Facsimile +613 9288 5362
cathie.irvin@foursight.com.au www.foursight.com.au ABN 61 075 614 792

17 April 2002

The Directors
Autogen Limited
210 Kings Way
SOUTH MELBOURNE
VICTORIA 3205 AUSTRALIA

Dear Sirs

Foursight Associates Pty Ltd is a Melbourne-based advisory service in science and technology in the life sciences, in particular, the biotechnology and pharmaceutical sectors. Our primary expertise is in technology evaluation. Herewith we provide a review of Autogen technology for inclusion in a Prospectus to be issued by Autogen dated on or about 18 April 2002 for a renounceable Rights Issue of up to 12,700,000 shares at an issue price of 75 cents per share to raise up to $9,525,000.

As indicated in our website, Foursight comprising four Principals (see above), "... specialises in matching inventors with investors, scientists with businessmen and ideas with capital, ensuring the conversion of research into products and services of value to business, the community and the environment".

In this review, we have focussed primarily on documents provided by Autogen that describe the technical approach and business strategy. We can indicate that Foursight Associates has been engaged previously by the company to provide technical evaluations of the project portfolio.

1. Introduction

Autogen's R&D program involves gene discovery followed by structural and functional characterisation of the protein products of these genes ("validation") with a view to licensing out for drug discovery and development. The disease foci are complex metabolic disturbances such as type 2 diabetes and obesity and complex central nervous system disorders such as depression and anxiety. All are attractive therapeutic areas in terms of new product development since the diseases affect large numbers of people and are currently treated inadequately.

The underlying strategy of the entire Autogen R&D program is comparative genetic analysis and involves exploitation of what can be termed "experiments of nature" (that may actually be laboratory based). The Israeli Sand Rat is used to examine gene expression (actually mRNA) differences in tissues (e.g. brain, muscle, pancreas, adipose tissue) harvested from obese versus normals and diabetics versus normals within the colony of rats at Deakin University. In the other instance, use is made of sera and DNA from clinically - defined individuals participating in population studies conducted by the International Diabetes Institute, or otherwise accessed by Autogen, in which comprehensive data sets on obesity/diabetes are available. Candidate genes involved in obesity or type 2 diabetes are identified through the "animal/RNA" or "human/DNA" basic approaches, followed by a series of functional genomics techniques to validate proteins as pharmaceutical targets. It is envisaged that drug discovery involving, inter alia, screening for antagonists or agonists from extant chemical compound, combinational chemistry or natural product libraries, or rational drug design approaches, will be conducted by partners/licensees.

In a rather extraordinary recent development, the Israeli Sand Rat model of diabetes/obesity has been extended to cover depression/anxiety. Individual animals respond very differently to separation – e.g. no loss of body weight, transient body weight loss and gradual recovery or sustained body weight loss and death. Again, analysis of differential gene expression using high throughput gene chip microarray technology with tissues from the brain will be used in the first stage of the pathway from gene discovery to validated target for drug discovery to actual drug discovery and development through strategic alliances that are not yet in place. The technology package developed by Autogen is termed the "eXpress Technology Platform".

2. Autogen's R&D Strategy

Programs in gene discovery and drug target validation aim to identify at least a key subset of disease-associated genes in what are common yet complex human diseases. They are complex in that many genes are involved (they are said to be "multigenic" or "polygenic" diseases as distinct from rarer disease in which single gene defects can be identified). Moreover, the genes interact with each other as well as with a range of environmental influences. The latter can be known, or at least strongly suspected, or totally unknown. The expectation or hope in this work is that there will exist a limited number of genes, perhaps one or two, that have a strong determining role in the disease process. Neutralisation or antagonism of these genes (or, more usually, their protein products – enzyme, receptor, signalling molecule, intermediary molecule, etc) – will stop the cascade of events that otherwise lead to the development of severe persistent disease.

In the gene discovery component of its R&D agenda, Autogen aims to increase the probability of success by combining human population and family studies with a robust animal model. This process of identification of candidate genes is then followed by strategies – "the full range of functional genomics/proteomics" – to characterise, in a structural or functional sense, the protein products of these genes as targets for drug discovery and development. Autogen terms this process "validation". After the validation stage, the targets enter the drug discovery and development pipeline of pharmaceutical and the larger biotechnology companies with screening leading to "hits" and with drug leads moving to drug candidates to a registered pharmaceutical many years later and after a highly regulated clinical trial program.

The prevalence of the chronic human diseases in the Autogen program – i.e. obesity, type 2 diabetes, anxiety and depression – make them attractive therapeutic areas particularly as current therapies are clearly inadequate. Competition is thus intense. Additionally, the competition extends to the overall approach. The Autogen scientific and business activities essentially comprise (a) gene and protein discovery, (b) validation of drug targets using functional genomics/proteomics, and (c) establishment of collaboration/alliances with pharma/biotech companies. They are identical to a very large segment of the global biotech landscape. Autogen must therefore differentiate itself from the competition; the approach aiming to achieve this and to increase the likelihood of successful outcomes in a competitive environment are outlined in section 4.

3. Autogen's Project Portfolio

In recent times, R&D management procedures within Autogen have been tightened around the COO, Professor Greg Collier with a clearer scientific direction identified. In the diabetes/obesity program, attention has been focussed on human studies and the Israeli Sand Rat with major resources put into establishment of the "eXpress Technology Platform" that underpins the entire gene discovery and target validation endeavours.

3.1 Israeli Sand Rat

There are two programs that utilise genomics approaches with the Israeli Sand Rat –

- non-insulin dependent (type 2) diabetes plus obesity;
- depression and anxiety.

These essentially involve detection of differential gene expression (using high throughput gene chip microarray technology) in various tissues of animals with different disease characteristics (i.e. disease phenotypes). In the case of diabetes/obesity, the individuals in the Israeli Sand Rat colony display a broad spectrum of glucose intolerance, insulin resistance and obesity. Similarly, in the case of anxiety/depression they can show no effects of separation, transient weight loss and recovery, or progressive weight loss and death.

Clearly, a deep understanding of the intricacies of the model is essential if it is to yield reliable outcomes in terms of gene discovery using differential gene expression. Autogen has invested significantly in this animal model, there being few such research colonies in the world. An additional use of the model is in the assessment of new therapeutics for diabetes/obesity and, to a lesser extent, anxiety/depression (since there are a range of models in current use for the latter conditions).

For diabetes/obesity, the Israeli Sand Rat has continued to firm up as a useful model for gene discovery. Commencing with the genes Beacon (that in some way regulates food intake) and Tanis (that encodes a receptor for serum amyloid A and appears to be involved in the body's metabolic response to fasting), up to 40 genes have been identified. Thus, the approach of identifying differential gene expression in tissues and organs of diabetic vs non-diabetic rats, obese vs non-obese rats (i.e. affecteds vs normals) has been productive. Intellectual property (IP) positions are being sought. It is not expected that any one model of "a disease" as complex as obesity/type 2 diabetes could be expected to readily pinpoint all or even the top candidate genes associated with susceptibility and resistance. But models can certainly highlight genes that are important in the model and therefore to be sought in the human situation. They can also reinforce the candidacy of those genes suspected to be associated with susceptibility or particular aspects of disease identified through human population and family genetic studies.

3.2 eXpress Platform Technology

A significant component of Autogen's competency is the multi-component functional genomics/proteomics platform that is integral in moving from gene to validated target for drug discovery and development. Autogen has built up capabilities in a range of technologies under the umbrella of "eXpress Technology Platform: from DNA to target" and importantly, the totality of the process has been put to the test in the Merck collaboration. Capabilities include high throughput gene sequencing and mutation (SNP) analysis; protein and antibody production; use of antisense approaches; analyses of protein-protein interactions including "in-cell" fluorescent techniques; immunohistochemistry; transfection with both in vivo and in vitro readouts as well as bioinformatics/statistical expertise. This is a comprehensive package of techniques and approaches that has already proven itself and elicited outside interest in accessing the platform. Equally important is establishment of a rigorous in-house process of review, under Professor Collier's management, that builds or demolishes the case for further progression along the validation pathway.

3.3 Human population and family studies including bioinformatics/statistical analysis

Through the International Diabetes Institute, Autogen has access to 44,000 samples (both one-time and longitudinal) from selected populations and families, particularly in Nauru, Mauritius and Tasmania: this resource comprises health data bases and tissue (including DNA) collections deriving from long term epidemiological studies. A deficiency or requirement in the Autogen human program has recently been addressed, that of improving analysis of data sets to localise putative disease genes and to identify functional polymorphisms. Greatly increased computing and data management capabilities have been achieved through the alliance with Dr John Blangero of the Southwest Foundation for Biomedical Research, San Antonio, Texas (and establishment of a Centre for Human Statistical Genetics) and investment in modern sequencing equipment.

The approaches of linkage mapping and positional cloning are being used to identify disease-associated genes, gene modifications and genetic linkages. Outputs to date have not matched those of the animal model. However, expectations are that the valuable health database and tissue/serum/DNA repository will be important in human gene discovery (and in highlighting the relevance of genes discovered in the animal model) with recent increased genomic (i.e. equipment) and statistical capability to improve the efficiency of uncovering linkages using genome-wide scans and SNP analysis.

Documents from Autogen indicate that the human population approach is to be extended to cardiovascular disease, hypertension and osteoporosis, presumably through collaboration/alliances.

4. Autogen's Competitive Features

How can Autogen Limited be differentiated from the substantial number of other companies involved in gene discovery plus functional genomics and that are in comparable therapeutic areas or at least chronic human (metabolic) diseases generally? Several features are noteworthy:-

- Autogen's technology platform (eXpress) is comprehensive involving a number of technical ingredients that facilitate the characterisation, hopefully validation, of potential drug targets once an interesting gene is in hand. The platform has numerous features and has already served as the basis of a new strategic alliance with a well-known US genomics biotech company.

- Autogen combines a robust animal model with long-standing human population and family studies/data bases/tissue collections that now include powerful statistical analyses through a new alliance with the Centre for Human Statistical Genetics, San Antonio, Texas USA. This double-barrelled approach enables comparative and complementary genetic studies to be conducted and exploitation of the advantages of both the model and genetic dissection of the actual disease(s) as displayed in subpopulations of the genetically diverse human species.

- Autogen's population studies through the International Diabetes Institute are long standing and have been enhanced by useful family pedigree data from particular island human populations (e.g. Mauritius). There has recently been an enhancement in capabilities in terms of equipment for high throughput sequencing and the new alliance with Dr Blangero at the Southwest Foundation for Biomedical Research, San Antonio, Texas will cover modern statistical analysis of complex and comprehensive data sets. The potential of the human studies has yet to be realised and these recent developments will increase the likelihood of gaining new insights to genetic susceptibility in type 2 diabetes/obesity and identification of genes or at least genetic "hot spots".

- Through a deep understanding of the Israeli Sand Rat animal model, Autogen has extended its capabilities to include anxiety/depression. Various animal models of varying relevance to those complex disease (that have obvious unique human elements) are available. The Autogen animal model will likely take its place in this field: at the very least, the range of phenotypes shown by the rats on separation provides a way in to the analysis of differential gene expression, primarily in areas of the brain. As indicated above, no single animal model can be expected to cover the spectrum of any complex disease in genetically-diverse human populations but the Israeli Sand Rat seems to be strengthening in terms of relevance to gene discovery in specific areas.

- Autogen has recently focussed and intensified its R&D endeavours in type 2 diabetes/obesity and increased its strategic alliances. The Merck relationship and the association with Deakin University are strong positives as they have both been productive. The company has also upgraded its Scientific Advisory Board – Zimmet, Mackay, Williamson, Gust and Blangero. This is a most impressive group. Project management procedures have also been put in place.

- Autogen's business strategy includes selected strategic alliances (although none is in place for anxiety/depression comparable to the Merck alliance in diabetes/obesity) and early licensing with drug discovery companies (generally Big Pharma). A deal comprising a license fee, clinical trial-based milestones and royalty payments on successful commercialisation is common-place in the sector. Additional revenue should come from access to the eXpress Technology Platform and any contracted drug testing using the Sand Rat. The latter has not really commenced but the familiarity of the Deakin University-based Autogen group with this animal model should be an important differentiator and marketing point.

- In the immediate past, Autogen has recruited well in terms of scientists returning to Australia from overseas laboratories and centres. In the end analysis, so much depends on the intellectual capacity that Autogen is able to bring to bear on complex genetic diseases that match the technical capacity assembled progressively over the past few years. Autogen is in an IP race and "tacit knowledge" must match "codified knowledge", in the terminology of the knowledge economists! The former is a trademark of first class, well-trained scientists.

Conclusion

All in all, Autogen has posted significant achievements over the past two years including refinement of its R&D agenda. Under the scientific leadership of Professor Collier, the company has demonstrated the capacity to move along the pathway from identification of a new putative disease-associated gene to a characterised protein target for use in screens for new drug development by partners.

Gene discovery and drug target identification in complex human diseases have long been considered a tedious, high risk process with no guarantee that any one approach will identify the key disease-associated genes. All genomics companies confront three issues that qualify their commercial potential:

- most human diseases which have a strong genetic element in their causation are multigenic. A therapy that modulates the function of only one of these genes or gene products may or may not affect the final clinical outcome;

- the identification of an important risk gene is only the first step towards the identification of a useful drug to modify the gene's function. The discovery of a "lead" compound, the process of lead optimisation and the highly regulated pathway of toxicological testing plus pre-clinical and clinical development typically takes many years before a therapeutic agent emerges and royalty payments commence; and

- at the present time (and as an indicator of success), genomics is delivering targets to the large drug development companies to the extent that they may have more than they can incorporate into the drug discovery (e.g. screening) and development process in the immediate future. Thus, the average deal value on a per target basis that can be negotiated with these large companies by the smaller genomics companies should decline with time.

There is no doubt that progress in the human genome project, bioinformatics developments, more selected human population/family studies with tighter clinical definitions including "stratification", and improved understanding of the merits and deficiencies of particular models and approaches all mitigate the inherent risks in gene discovery and increase probability of success. The latter can also come through combining data sets and it behoves small discovery companies involved in the genetics of common human diseases to seek opportunities for partnering with like biotech companies and academic groups as well as strategic alliances with larger drug development companies in the pharmaceutical industry. Autogen has fully realised the benefits of selective collaboration and strong strategic alliances.

This technology review is provided to Autogen for inclusion in a Prospectus and Foursight is therefore aware of the purpose for which the report will be used. The primary source of information on which Foursight has based their report is from Autogen and its Chief Operating Office, Professor Greg Collier. The assessment and technical evaluation has been made in good faith on the basis of information available to Foursight at the time of preparing the report (April 2002). Foursight is not able to make any guarantee that circumstances in the sector, therapeutic areas or general business and commercial environments will not change thereby affecting the basis on which the technology of a biotechnology company such as Autogen is assessed.

Written consent will be provided to Autogen for the issue of this report in the Prospectus referred to above. Foursight has not been involved in any other component or aspect of the Prospectus, either its preparation, any statements in other sections or issue. Foursight will receive normal professional fees for the preparation of this report and benefits to Foursight in its involvement in this project are confined to such fees. Neither the company nor its Principals have any pecuniary interest in Autogen Limited or any associated entity as of April 2002. Foursight has acted independently in preparing this report.

Yours sincerely

Graham F. Mitchell David G. Penington

DAVIES COLLISON CAVE
PATENT & TRADE MARK ATTORNEYS

10 April, 2002

The Directors
Autogen Limited
210 Kings Way
SOUTH MELBOURNE VIC 3205

Our Ref: 2337716/EJH/aal

Re: Report on Applications for Letters Patent in Australia and overseas

Dear Sirs

Attached is a Report (hereinafter referred to as the "Report") describing applications for Letters Patent filed in Australia and overseas countries. These applications have been filed in the name of or have been or are in the process of being assigned to or are otherwise under the control of Autogen Research Pty Ltd (hereafter referred to as "Autogen"). This Report is to be included in a prospectus by Autogen.

Davies Collison Cave is a firm of patent and trade mark attorneys based in Australia. All Partners involved in patent matters are Fellows of the Institute of Patent Attorneys of Australia.

The Partners and professional staff of Davies Collison Cave practice in a range of technologies including all facets of biotechnology and pharmaceutical chemistry. The biotechnology group of Davies Collison Cave comprises three Partners and a number of experienced patent attorneys, who are also Associates of the firm, and a number of senior assistants. All members of the biotechnology group have academic qualifications in physiology and genetics, molecular biology, microbiology and/or biochemistry. The work conducted to date on behalf of Autogen has been the responsibility of the biotechnology group of Davies Collison Cave.

The Partners and professional staff of Davies Collison Cave work closely with a range of intellectual property specialists throughout the world

Davies Collison Cave

PATENT & TRADE MARK ATTORNEYS

Melbourne
1 Little Collins Street
Melbourne, Victoria
Australia, 3000

GPO Box 4387QQ
Melbourne, Victoria
Australia, 3001

Telephone:
+61 3 9254 2777
Facsimile:
+61 3 9254 2770
e-mail:
mail@davies.com.au
Web site:
http://www.davies.com.au

ABN: 22 077 969 519

Other Offices:
Sydney, Brisbane, Canberra

In association with:
Davies Collison Cave Solicitors
Intellectual Property Law

ensuring that the advice and services provided are relevant in all jurisdictions.

Intellectual property may be regarded as a collective term for a group of rights which provide varying degrees of exclusivity in relation to products, processes, names, designs and drawings in industry, science or commerce. Patent rights constitute an important component of intellectual property. A patent provides protection for new, non-obvious and useful inventions for a limited period. Patents may be granted in respect of new or improved products and methods in almost all areas of current scientific, commercial and industrial activities.

Patent rights are essentially national rather than transnational and patents must be obtained in every country where protection is required. A fundamental requirement of the patent system is that the invention be "new" at the time of lodging a patent application. Newness in this sense is judged in relation to what was publicly known or used at the date of the application. Another aspect of newness involves the requirement for a distinct inventive advance over what was previously known. This means that valid patent protection cannot be obtained for trivial or obvious developments.

Pursuant to the Paris Convention, the filing of an Australian patent application establishes a priority date for the invention in all other countries which are party to this Convention including countries such as the United States, Europe, Japan and Singapore. Patents in countries such as Australia which are party to the World Trade Organization are in force for 20 years from the date of filing of the patent applications upon which the patents are granted.

The steps towards obtaining a patent in any global market generally begin by filing an Australian application accompanied by a provisional specification. Countries which currently have a provisional filing system include Australia, New Zealand and the United States. The filing of a provisional application in any of these countries establishes the priority date in respect of the invention disclosed in the provisional specification. Before the 12 month anniversary date of the filing of the provisional application, a complete application is lodged. At this time, to obtain protection in other jurisdictions, separate national or regional patent applications may be filed in each of the countries in which protection is sought. Alternatively, a single International application may be filed under the provisions of the Patent Cooperation Treaty (generally referred to as a "PCT" application or an "International" application) in which it is possible to designate countries in which protection is sought. The International application itself does not mature into a worldwide patent but at the end of the International phase, steps can be taken to file the application into any or all of the countries designated in the original International application.

Regional patent applications, such as a European regional application, may also be filed. A European application may now designate any or all countries which are party to the European Patent Convention. These countries include Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom. A European patent application may also be extended to certain other jurisdictions including those which are not full signatories to the European Patent Convention. The European patent application is processed centrally and in a single language and, if ultimately successful, can mature into a granted European patent. The term "European patent" actually constitutes a bundle of national patent rights, each of which can be enforced separately through national Courts.

In most jurisdictions, such as Australia, Europe, United States and Japan, examination by the relevant patent office comprises an examination of the art to which the invention pertains as it existed at the priority date of the application. This examination establishes what is referred to as the "state of the art". The patent application is measured against the state of the art and an assessment is made regarding whether the invention described in the application is new, non-obvious and useful.

For the purposes of the present prospectus, Autogen has requested that Davies Collison Cave provide the Report summarizing the status of patent applications.

Autogen has recognized the importance of obtaining defensible and relevant patent protection for its commercial activities. Davies Collison Cave is available to provide an assessment of validity and infringement issues in Australia. Where foreign patent law is required to be interpreted, advice is sought from leading patent attorney firms in the relevant jurisdiction.

The patent applications relate to a range of embodiments but a primary focus is on the identification of differentially expressed genetic sequences in certain animal tissue and/or under certain physiological conditions. An important model system for screening for such differentially expressed genetic sequences is the Israeli Sand Rat (*Psammomys obesus*) model. In this model, the rats, are divided into three groups based on their physiological status, *viz*:

Group A: lean animals;

Group B: obese, non-diabetic animals; and

Group C: obese, diabetic animals.

Identification of differentially expressed genetic sequences provides diagnostic and therapeutic targets for conditions such as *inter alia* diabetes, obesity, anorexia, muscle development and energy imbalance.

All patent applications listed are currently active and will remain active subject to the payment of periodic fees until their expiry date and provided various formality requirements are undertaken including prosecuting the application to allowance before a relevant Patent Office. To date, there has been no challenge at the judicial level to the validity of any of the patent applications and an application has proceeded to allowance in Australia.

Davies Collison Cave provides no assurance that any of the patents, if granted, are valid and enforceable.

Neither Davies Collison Cave nor any of its Partners has or is entitled to any shares in Autogen. Davies Collison Cave has prepared this Report at the request of Autogen for inclusion in their prospectus.

Davies Collison Cave will be paid their usual professional fees for the preparation of this Report based on commercial rates.

Yours sincerely
DAVIES COLLISON CAVE

E JOHN L HUGHES

Autogen Limited

STATUS REPORT

as at 10 April 2002

Invention entitled *"A novel gene and uses therefor"* (claiming priority from Australian Patent Application Nos. PP0117/97 and PP0323/97)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Proprietor**	**Status**
2269380	Australia	10112/99 (742651)	30.10.1998	Deakin University and International Diabetes Institute	Accepted
2285811	Canada	2307839	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285929	Europe	98952412.9	30.10.1998	Deakin University and International Diabetes Institute	Pending
2358558	Hong Kong	00107656.0	29.11.2000	Deakin University and International Diabetes Institute	Pending
2285837	Israel	135822	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285878	Japan	2000-519076	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285893	Mexico	0004223	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285916	New Zealand	504327	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285903	Singapore	200002303-6	30.10.1998	Deakin University and International Diabetes Institute	Pending

Invention entitled "*A novel gene and uses therefor*" (claiming priority from Australian Patent Application Nos. PP0117/97 and PP0323/97)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Proprietor**	**Status**
2178670	U.S.A.	09/331,930	30.10.1998	Deakin University and International Diabetes Institute	Under examination
2490468	U.S.A.	10/067,832 (divisional of USSN 09/331,930)	30.10.1998	Deakin University and International Diabetes Institute	Pending

86

Invention entitled *"A ligand of the protein 'beacon'"* (claiming priority from Australian Patent Application Nos. PP9919/99 and PQ6454/00)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2269272	PCT	PCT/AU00/00342	19.4.2000	Autogen Research Pty Ltd	Dormant
2459060	Australia	39469/00	19.4.2000	Autogen Research Pty Ltd	Pending
2458964	Canada	not yet available	19.4.2000	Autogen Research Pty Ltd	Pending
2458977	Europe	00918579.4	19.4.2000	Autogen Research Pty Ltd	Pending
	Hong Kong	to be filed within six months of publication of corresponding European application		Autogen Research Pty Ltd	in the process of being filed
2458992	Israel	146035	19.4.2000	Autogen Research Pty Ltd	Pending
2459003	Japan	2000-614280	19.4.2000	Autogen Research Pty Ltd	Pending
2459016	Mexico	PA/2001/010743	19.4.2000	Autogen Research Pty Ltd	Pending
2459029	New Zealand	514754	19.4.2000	Autogen Research Pty Ltd	Pending
2459031	Singapore	200106345-2	19.4.2000	Autogen Research Pty Ltd	Pending
2459044	U.S.A.	09/959,164	19.4.2000	Autogen Research Pty Ltd	Pending

Invention entitled *"A method of treatment and agents for same"* *(modulator of calpain, calpastain & myofibrillar protein)* (claiming priority from Australian Patent Application No. PQ6565/00)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2392715	PCT	PCT/AU01/00348	28.3.2001	Autogen Research Pty Ltd	Pending

Invention entitled *"Novel genes and their use in the modulation of obesity, diabetes and energy imbalance"* *(B38, B55 (Tanis), B60)* (claiming priority from U.S. Provisional Patent Application No. 60/141,441)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2309315	PCT	PCT/AU00/00786	29.6.2000	Autogen Research Pty Ltd	Dormant
2486186	Australia	55129/00	29.6.2000	Autogen Research Pty Ltd	Pending
2486900	Canada	not yet available	26.9.2000	Autogen Research Pty Ltd	Pending
2486995	Europe	00940047.4	29.6.2000	Autogen Research Pty Ltd	Pending
	Hong Kong	to be filed within six months of publication of corresponding European application			
2486939	Israel	147183	29.6.2000	Autogen Research Pty Ltd	Pending
2486941	Japan	2001-508333	29.6.2000	Autogen Research Pty Ltd	Pending
2486954	Mexico	PA/2001/013425	29.6.2000	Autogen Research Pty Ltd	Pending
2486967	New Zealand	516211	29.6.2000	Autogen Research Pty Ltd	Pending
2486970	Singapore	00108084-5	29.6.2000	Autogen Research Pty Ltd	Pending
2486982	U.S.A.	10/039,050	29.6.2000	Autogen Research Pty Ltd	Pending

Invention entitled *"A novel gene and uses therefor"* (H24					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2446786	Australia	PR7042/01	14.8.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending
2454851	U.S.A	60/323,281	18.9.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor" (AGT-106, AGT-113, AGT-201, AGT-202 and AGT-203)*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2497924	PCT	PCT/AU02/00109	5.2.2002	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor" (L25, L27, L28, S6, S9, S10, S15 and S31)*					
Our ref.	**Country**	**Application No.**	**FilingDate**	**Applicnat**	**Status**
2414974	Australia	PR5137/01	21.5.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"Modulation of physiological processes and agents useful for same" (apolipoprotein {modulator of Tanis})*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2428014	Australia	PR5898/01	22.6.2001	Autogen Research Pty Ltd	Pending

Invention entitled *"A gene and uses therefor" (AGT-109, AGT-407, AGT-408, AGT-409, AGT-601, AGT-204)*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2441784	USA	60/315,743	29.8.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"An animal model*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2441797	USA	60/323,280	18.9.2001	Autogen Research Pty Ltd and Deakin University	Pending

91

Invention entitled *"A gene and uses therefor" (AGT-119, AGT-120, AGT-121, AGT-122, AGT-422, AGT-123 and AGT-504)*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2454880	USA	60/330,149	16.10.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor" (AGT-124, AGT-125, AGT-126, AGT-131, and AGT-432)*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2465423	USA	60/353,355	1.2.2002	Autogen Research Pty Ltd	Pending

Invention entitled *"Methods for the diagnosis of diabetes and pre-diabetic conditions"* (claiming priority from Australian Patent Application No. PL7168/93)					
Our ref.	**Country**	**Application/Patent No.**	**Filing Date**	**Proprietor**	**Status**
1647388	Argentina	327378 (253183)	9.2.1994	Monash University	Granted
1766763	Australia	60337/94 (688304)	9.2.1994	Monash University	Granted
1760022	Canada	2155677	9.2.1994	Monash University	Under examination
1647454	Chile	207/94	9.2.1994	Monash University	Pending
1760063	Europe	94906796.1	9.2.1994	Monash University	Accepted
2125460	Hong Kong	98114224.2	21.12.1998	Monash University	Pending
1647467	Israel	108587	8.2.1994	Monash University	Granted
1760035	Japan	517448/94	9.2.1994	Monash University	Under examination
1647470	Mexico	9401035	9.2.1994	Monash University	Under examination
1760048	New Zealand	261541	9.2.1994	Monash University	Granted
1647495	Republic of South Africa	94/0845	8.2.1994	Monash University	Granted
1769118	Singapore	9600807-3 (45161)	2.2.1996	Monash University	Granted
1647518	Taiwan	83101065 (87438)	8.2.1994	Monash University	Granted

Invention entitled *"Methods for the diagnosis of diabetes and pre-diabetic conditions"* (claiming priority from Australian Patent Application No. PL7168/93)					
Our ref.	**Country**	**Application/Patent No.**	**Filing Date**	**Proprietor**	**Status**
1760050	U.S.A.	08/495,584 (5770381)	9.2.1994	Monash University	Granted

Invention entitled *"Expression in yeast of antigenically active, recombinant hybrid glutamic acid decarboxylase"* (claiming priority from Australian Patent Application No. PO4685/97)					
Our ref.	**Country**	**Application/Patent No.**	**Filing Date**	**Proprietor**	**Status**
2196485	Australia	55439/98 (733686)	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2191746	Canada	2278787	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191812	Europe	98900479.1	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191774	Japan	533409/98	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191787	Mexico	9906713	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191881	New Zealand	336643	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
1986398	Republic of South Africa	98/0436	20.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2191800	U.S.A.	09/341,824 (6165738)	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2333657	U.S.A.	09/657,362 (divisional)	7.9.2000	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Under examination

Placement Application Form



THIS APPLICATION FORM MUST NOT BE USED BY SHAREHOLDERS TO ACCEPT THEIR ENTITLEMENT PURSUANT TO THE RIGHTS ISSUE. SHAREHOLDERS CAN ONLY ACCEPT THEIR ENTITLEMENT UNDER THE RIGHTS ISSUE BY COMPLETING THE ENTITLEMENT AND ACCEPTANCE FORM ACCOMPANYING THIS PROSPECTUS.

AUTOGEN LIMITED

A.B.N. 79 000 248 304

Registered Office:
210 Kings Way
South Melbourne Victoria 3205
Australia
Ph (613) 9234 1188

Share Registry: Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Ph: (613) 9615 5970

PLACEMENT APPLICATION FORM

Application for placement of the shortfall of the renounceable Rights Issue of Ordinary Shares at an issue price of 65 cents per Ordinary Share and otherwise on the terms and conditions of the Prospectus to which this Placement Application Form is attached.

IMPORTANT: **This document is important. If you do not understand it, you should consult your Sharebroker or other Professional Adviser.**

Full name of applicant:

....

(Mr/Mrs/Miss/Ms or Company Name) (Given Name(s)) (Surname)

Address:

....

(Number and Street)

....

(Suburb or City) (State/Province) (Country) (Postcode)

HIN/SRN (*if an existing shareholder*): ....

Tax File Number(s): ....
(if in Australia)

Applicant's telephone number for contact during business hours: ( ) ....

(1) I/We, the abovenamed applicant, apply for ....Shares (*insert number of shares applied for*) and lodge in full application moneys at $0.65 per Share $...(*insert total amount of cheque(s)*)
(2) I/We enclose my/our cheque(s) for the amount shown being payment at the rate of 65 cents per Share.
(3) I/We agree to be bound by the Constitution of the Company.

Individual ApplicantsSigned:.. Signed:..

Corporate Applications ....)
Executed for the Applicant)
....)
in accordance with its Constitution) Director..Director/Secretary.......................
Sole Director/Secretary ....

RETURN OF THIS DOCUMENT TOGETHER WITH THE REQUIRED REMITTANCE WILL CONSTITUTE AN OFFER TO SUBSCRIBE FOR SECURITIES WHICH THE COMPANY MAY ACCEPT IN WHOLE OR IN PART.

Please complete the following payment details.

Drawer	Bank	BSB No. or Branch Name	Amount
			$
			$
			$

PLEASE REFER TO LODGEMENT INSTRUCTIONS OVERLEAF

THIS APPLICATION FORM MUST NOT BE USED BY SHAREHOLDERS TO ACCEPT THEIR ENTITLEMENT PURSUANT TO THE RIGHTS ISSUE. SHAREHOLDERS CAN ONLY ACCEPT THEIR ENTITLEMENT UNDER THE RIGHTS ISSUE BY COMPLETING THE ENTITLEMENT AND ACCEPTANCE FORM ACCOMPANYING THIS PROSPECTUS.

AUTOGEN LIMITED

A.B.N. 79 000 248 304

To apply for a placement of shares:

- Complete the form overleaf
- Forward it together with your remittance **(payable to: AUTOGEN LIMITED)** to Computershare Investor Services Pty Limited at:

Level 12, 565 Bourke Street Melbourne Vic 3000 Australia	**OR**	GPO Box 58A Melbourne Vic 3001 Australia

GENERAL INSTRUCTIONS

Signing instructions:

- The applicant and each joint applicant (if applicable) must sign.
- Companies need to sign in accordance with their Constitution and in any event in the presence of at least 2 Directors or one Director and Secretary. A Company with a Sole Director/Sole Secretary may sign by that person only.
- If signed by an Attorney, please forward the Power of Attorney to the Share Registry for noting, unless already noted.

Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. Your cheque must be made payable to "**AUTOGEN LIMITED**", and crossed "**Not Negotiable**".

Receipts for payment will not be forwarded.

Terms used in this Placement Application Form which are defined in the Prospectus, where the context permits are, afforded the defined meaning.

**IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR APPLICATION,
PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE: 1300 850 505**

Autogen Limited
ABN 79 000 248 304

☐ Mark this box with an "X" if you have made any changes to your name or address details

Please return completed form to:
Autogen Limited.
C/- Computershare Investor Services Pty Limited
GPO Box 52A
MELBOURNE VIC 3001

Tollfree:	1300 850 505
Telephone:	(03) 9615 5970
Facsimile:	(03) 9473 2529

ENTITLEMENT AND ACCEPTANCE FORM

RENOUNCEABLE RIGHTS ISSUE CLOSING
7.00 PM MELBOURNE TIME ON 24 JUNE 2002

Registered name and address for this holding

SECURITYHOLDER REFERENCE NUMBER / HOLDER IDENTIFICATION NUMBER

Fold here

SHARE-HOLDING AT 7.00PM ON 28 MAY 2002	ENTITLEMENT TO NEW SHARES ON A 1:3 BASIS	AMOUNT PAYABLE ON FULL ACCEPTANCE AT A$0.65 PER NEW SHARE	ENTITLEMENT NUMBER

Renounceable Rights Issue of approximately 12.7 million New Shares on the basis of 1 New Share for every 3 Ordinary Shares registered and entitled to participate on 28 May 2002 at an issue price of A$0.65 per New Share and on the terms and conditions of the Prospectus dated 17 May 2002.

IMPORTANT:

- This document is of value and requires your immediate attention. If you do not understand it, or are in doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.
- The rights referred to in this Entitlement and Acceptance Form may be transferred electronically in CHESS without surrendering this Entitlement and Acceptance Form.
- This Entitlement and Acceptance Form should not be relied upon as evidence of the current entitlement of the person named in this Entitlement and Acceptance Form.
- Receipt of this form by **7.00 p.m. Melbourne time on 24 June 2002** with your remittance will constitute acceptance in accordance with the terms of the Prospectus dated **17 May 2002.**
- Rights trading commenced on **22 May 2002** and is expected to close on **17 June 2002.**

TO BE COMPLETED BY SHAREHOLDER

Number of Shares accepted	Amount enclosed at $0.65 per Share
	$

Fold here

Please complete the following payment details

Drawer	Bank	BSB No or Branch name	Amount A$

Contact Details

Contact Name	Telephone Number - Business Hours	Telephone Number - After Hours
	( )	( )

See "General Instructions" on the reverse side of this form for signing requirements.
SIGN HERE: This section must be signed to enable your change of address to be followed.

Securityholder 1 or Director	Securityholder 2 or Director/Company Secretary	Securityholder 3 or Sole Director and Sole Company Secretary

AGT RRI

Instructions to your Stockbroker

I/We have accepted		Shares as per reverse side
And attach hereto a cheque/bankers draft for	A$	being acceptance money at $0.65 per share
I/We wish to sell		rights to shares

This instruction *has/has not previously been notified to you
*delete whichever does not apply

LODGMENT INSTRUCTIONS
RENOUNCEABLE RIGHTS ISSUE CLOSING 7.00 P.M. MELBOURNE TIME ON 24 JUNE 2002

1. Acceptance of your Entitlement in Full or Part

Complete the form overleaf. If you are accepting your rights entitlement in full or part please forward it together with your remittance ($0.65 per New Share) to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope, so as to arrive by no later than 7.00 p.m. Melbourne time on 17 JUNE 2002. Your cheque must be made payable to **"Autogen Limited"**, and crossed **"Not Negotiable"**.

2. Sale of your Entitlement in Part by your Stockbroker/Agent and acceptance of the balance

You should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf.
- Complete the form overleaf for the number of new shares you are accepting and return this form together with your remittance ($0.65 per New Share) direct to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope

OR

- Complete the "Instructions to your Stockbroker" panel above.
- Complete the form overleaf for the number of New Shares you are accepting and attach your remittance to this Form.
- Forward this Entitlement and Acceptance Form to your Stockbroker.

IMPORTANT NOTICE TO HOLDERS WITH SHARES ON THE CHESS SUBREGISTER

Holders whose existing Shares are held on the CHESS Subregister as detailed overleaf, should in the first instance contact their Sponsoring Broker/Agent in respect of any proposed on-market sale of their rights.

3. Sale of your Entitlement in full by your Stockbroker

If you wish to sell your rights entitlement in full, you should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf,

OR

- Complete the "Instructions to your Stockbroker" panel above and forward this Entitlement and Acceptance Form to your Stockbroker.

4. Disposal of your Entitlement other than through a Stockbroker

A Standard (gold coloured) Renunciation form must be used for all other transactions. These forms may be obtained from your Stockbroker or the Share Registry, Computershare Investor Services Pty Limited.

GENERAL INSTRUCTIONS

- Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted.
- Your cheque must be made payable to **"Autogen Limited"** and crossed **"Not Negotiable"**.
- Receipts for payment will not be forwarded.

Signatures are required only if you have made amendments to the address as stated.

- The Shareholder and each joint Shareholder (if applicable) must sign.
- Companies need to sign under seal in accordance with their constitution.
- If signed by an Attorney, please forward the Power of Attorney to the Share Registry for noting, unless already noted.

PRIVACY NOTICE

Autogen Limited (AGT), through its agent, Computershare Investor Services Pty Limited, collects personal information when you submit this form. Your personal information is used by AGT and its agent to process your acceptance of the Rights Offer and to administer the acquisition of shares to which you are entitled or your other dealings in your rights. To do these things, AGT usually discloses, and by executing this Form you consent to AGT disclosing, your personal information to the following organisations (which may be located outside Australia): stockbrokers involved in the trading or taking up of rights; the Securities Clearing House; AGT related bodies corporate; AGT legal, financial and professional advisors; and organisations to which AGT outsource its functions and activities (such as its mailing house). If your personal information is not provided to AGT, it will be unable to do these things. In most cases, you can gain access to your personal information on request.

IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR ENTITLEMENT, PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE: 1300 850 505